Exhibit 10.18

COMPANY FOUNDER EMPLOYMENT AGREEMENT

COMPANY FOUNDER EMPLOYMENT AGREEMENT

This Employment Agreement (the "**Agreement**") is made and entered into as of the 2nd   day of October, 2014. by and between **SHAH MATHIAS**, (the "**COMPANY FOUNDER**") and **AMERI METRO, INC.,** a Delaware Corporation (the "**Company**").

WHEREAS, the Company desires to employ the Company Founder on the terms and conditions set forth herein; and

WHEREAS, the Company Founder desires to be employed by the Company on such terms and conditions.

NOW THEREFORE, in consideration of the mutual covenants, promises and obligations set forth herein, the parties, with the intention to be bound legally, agree as follows:

1.   Term: The Company Founder's employment hereunder shall be effective as of the date of this Agreement, hereinafter referred to as "the effective date," and it shall continue until the twentieth (20th) anniversary thereof, a "Renewal Date"), and shall be deemed to be automatically extended, upon the terms and conditions, for three (3) successive periods of five (5) years each. The period during which the Company Founder is employed by

the Company hereunder is hereinafter referred to as the

"**Employment Term**"). The Employment Term shall not be

subject to change except by mutual agreement of the Company

and the Company Founder, and no event such as merger or

acquisition of the company shall cause a change in the

Employment Term without the consent of the Company

Founder.

2. <u>Position and Duties.</u>

   2.1 <u>Position.</u> During the Employment Term, the Company

   Founder shall serve as the **President (non-board member)**

   of the Company, reporting to the Board of Directors. In

   such position, the President shall have such duties,

   authority and responsibility as shall be determined from

   time to time by the Board of Directors in consultation with

   the CF, which duties, authority and responsibility are

   consistent with President's position as the senior Executive

   of the Company. When given proper clearance from

   FINRA, the Company Founder shall also serve as the

   Chairman of the Board of Directors of the Company (the

   "**Board**"), and as an officer or director of any affiliate of the Company for additional compensation to be negotiated separately from this Agreement. Upon such clearance from FINRA, this shall convert to an Executive Employment Agreement. Until said time all terms and conditions of this Agreement shall remain in effect.

2.2   Duties. During the Employment Term, the Company Founder shall devote substantially all of his business time and attention to the performance of his duties hereunder including Mergers and Acquisitions and Business Development and will not engage in any other business, profession or occupation for compensation or other wise which would conflict or interfere with the performance of such services either directly or indirectly without the prior consent of the Board which will not be unreasonably withheld. Not withstanding the foregoing, the Company Founder will be permitted, without consent of the Board, act or serve as a director, trustee, committee member or principal of any type of business, civic or charitable organization as long as such activities are disclosed in writing to the Board in accordance with the Company's conflict of interest policy as it exists from time to time.

The Company Founder shall not be restricted in the

purchase and ownership of any other entity, and shall not

be barred from holding any leadership position of such

entity unless such activity would be in violation of the

Company's conflict of interest policy. The Company

Founder shall also be permitted, in his sole discretion and

for whatever compensation he may accept, which shall

accrue to the Company Founder and not to the Company,

to be a member of the faculty of any institution of higher

education, appear as a speaker, seminar participant, author

or in any similar pedagogical capacity.

3. Place of Performance. The principal place of the Company

Founder's employment shall be the Company's principal

Executive office currently located in York, Pennsylvania, provided

that the Company Founder may be required to travel on

Company business or for personal reasons during the

Employment Term. The Company shall provide such

technological support as may be required to enable the Company

Founder to perform his duties from anywhere in the world,

4.   Compensation.

    4.1   Base Salary. The Company shall pay the Company

Founder an annual rate of base salary of One Million Two

Hundred Thousand Dollars ($1,200,000.00) until January

31, 2015; and after that date and for the rest of the

Employment Term shall be increased to equal the Market

Rate of Compensation for those holding such positions in

similar companies, provided that it shall never decrease

below the initial rate of One Million Two Hundred

Thousand Dollars ($1,200,000.00). The Board may set the

Company Founder's base salary at a higher level than

provided forth herein, on the basis of a salary review that it

shall conduct on at least an annual basis. The Company

Founder's annual base salary, as in effect from time to time,

is hereinafter referred to as "**Base Salary.**"

    4.2   Additional Compensation. The Company Founder shall

receive lifetime benefits of ten percent (10%) of any

revenue producing contract entered into by the Company

while the Company Founder is in office, while holding any

position under any title, and five percent (5%) of any such

revenue producing contract afterward, for the benefit of the Company Founder or his estate, for a period of twenty (20) years.

4.3   Annual Bonus. For each calendar year of the Employment Term, the Company Founder shall be eligible to earn an annual bonus award (the "**Annual Bonus**") of up to one hundred percent (100%) of Base Salary, and in no event less than the percentage of Base Salary paid as an Annual Bonus to the Company Founder in any prior year of the Employment Term. The Annual Bonus will be paid within two and a half (2 ½) months after the end of the applicable calendar year. To be eligible to receive an Annual Bonus, the Company Founder must have been employed for at least one day of the applicable calendar year for which the Annual Bonus is paid.

4.4   Equity Awards. During the Employment Term, the Company Founder shall be entitled to receive shares of the Company's common stock as follows: When the Company issues shares for the Initial Public Offering, the Company Founder is to be issued ten percent (10%) of said shares;

and if shares are issued at such time to any other party the Company Founder is to be issued an equal amount of shares.

4.5   Annual Long Term Incentive. With respect to each calendar of the company ending during the Employment Term, the Company Founder shall be eligible to receive additional long term incentive award of not less than sixty (60%) percent of his Base Salary or at least $500,000.00, whichever is greater.

4.6   Fringe Benefits and Perquisites. During the Employment Term, the Company Founder shall be entitled to fringe benefits and perquisites consistent with the practices of the Company, and to the extent the Company provides similar benefits or perquisites or both to similarly situated senior executive officers of the Company, including without limitation, the following: Unlimited use for business and personal travel of an automobile of the Company Founder's choice equal to a Mercedes Benz S-Class sedan; Fully paid Club Memberships in any club of the Company Founder's choice with a full allowance for business entertaining; Travel for the Company Founder and his

family on the Company's corporate aircraft to the fullest

extent permitted by law; and Reimbursement for

reasonable financial, tax and legal counseling services.

4.7   Vacation; Paid Time Off. During the Employment Term,

the Company Founder shall be entitled to forty-five (45)

paid vacation days per calendar year in accordance with the

Company's vacation policies as in effect from time to time.

The number of said vacation days shall be afforded to the

Company Founder on a basis that is at least as favorable as

that provided to other senior executives of the Company.

The Company Founder shall receive additional paid time

off in accordance with the Company's policies for senior

executive officers as such policies may exist from time to

time.

4.8   Business Expenses. The Company Founder shall be

entitled to an expense account and/or reimbursement for

all reasonable and necessary out-of-pocket business,

entertainment and travel expenses incurred by the

Company Founder in connection with the performance of

the Company Founder's duties hereunder in accordance

with the Company's expense reimbursement policies and

procedures.

4.9 <u>Legal Fees Incurred in Negotiating this Agreement.</u> The

Company shall pay or the Company Founder shall be

reimbursed for the Company Founder's reasonable legal

fees incurred in negotiating and drafting this Agreement up

to a maximum of Ten Thousand Dollars ($10,000.00)

provided that any such payment shall be made on or before

March 15 of the calendar year immediately following the

date hereof.

4.10 <u>Indemnification.</u> In the event that the Company Founder

is made a party or threatened to be made a party to any

action, suit or proceeding, whether civil, criminal,

administrative or investigative (a "**Proceeding**") other than

any Proceeding initiated by the Company Founder or the

Company relating to any contest or dispute between the

Company Founder and the Company or any of its affiliates

with respect to this Agreement or the Company Founder's

employment hereunder, by reason of the fact that the

Company Founder is or was a director or officer of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee or agent of another entity or enterprise, the Company Founder shall be indemnified and held harmless by the Company to the fullest extent permitted by applicable law and the Company's by-laws, from and against any liabilities, costs, claims and expenses, including all costs and expenses incurred in defense of any Proceedings including attorneys' fees for counsel of the Company Founder's selection. Costs and expenses incurred by the Company Founder as aforesaid shall be paid by the Company in advance of the final disposition of such litigation or Proceeding upon receipt by the Company of a written request for payment accompanied by suitable and appropriate documentation in support of such payment. Additionally, during the employment term and for a period of ten (10) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors' and officers' liability insurance providing coverage to the Company Founder on terms that are no less favorable than the coverage provided to other directors and similarly situated senior executive officers of the Company.

4.11 <u>Termination of Employment.</u> The Employment Term and the Company Founder's employment hereunder may be terminated by the Company Founder at any time and for any reason; but they may terminated by the Company only upon a finding of willful and illegal practices by the Company Founder that have resulted in a conviction under federal or state law of an offense graded not less than a felony of the first degree on any unrelated new charges. Additionally, the employment may be terminated by the Company Founder's death or permanent disability that renders him completely unable to perform his duties substantially.

4.12 <u>Right of the Company Founder to Stock Options at the time of the appointment by the Company of a Successor to him.</u> He shall be entitled to stock options of 1.2% of all outstanding shares or authorized stock capitalization, whichever is the greater, and in NO event shall the

Company take any subsequent actions to dilute the

Company Founder/Executive Shah Mathias position in the

Company or that of his estate after his demise.

4.13   Perpetual Proprietary Rights of Shah Mathias, Company

Founder.

Work Product. The Company acknowledges and agrees

that all writings, works of authorship, technology,

inventions, discoveries, ideas and other work product of

any nature whatsoever, that are created, prepared,

produced, authored, edited, amended, conceived or

reduced to practice by the Company individually or jointly

with others during the period of Shah Mathias'

employment in any capacity by the Company and relating

in any way to the business or the contemplated business,

research or development of the Company (regardless of

when or where the Work Product is prepared or whose

equipment or other resources is used in preparing the

same) and all printed, physical and electronic copies, all

improvements, rights and claims related to the foregoing,

and any other tangible embodiments thereof (collectively,

"**Work Product**"), as well as any and all rights in and to

copyrights, trade secrets, trademarks (any related goodwill),

mask works, patents and other intellectual property rights

therein arising in any jurisdiction throughout the world and

all related rights of priority under international conventions

with respect thereto, including all pending and future

applications and registrations therefor, and continuations,

divisions, continuations-in-part, reissues, extensions and

renewals thereof (collectively, **Intellectual Property**

Rights") shall be and remain the sole and exclusive

property of the Founding Father Shah Mathias, and after

his demise, of his estate.

5. Re-affirmation of Compensation: The Company acknowledges

and re-affirms that Company founder /CEO's complete salary,

compensation and commission entitlement as set forth in this

Agreement are reaffirmed, ratified and reinstated as set forth in

company fillings on form S1 under the United States Securities

Exchange Act of 1933, 1934, 1939 and all amendments thereto,

with USA Securities and Exchange Commission (SEC) filings

dated from December 2010 to April 21 24014; and the Company

having received from the SEC the notice of effectiveness date on

November 27 2013 12:00PM.

IN WITNESS WHEREOF, this Company Founder Employment

Agreement has been executed by the Company Founder through his personal

signature, and the Company by the personal signatures of its Board of

Directors, on the _____ day of October, 2014.

Company Founder:

_____

Shah Mathias

(The balance of this page is intentionally left blank)

[illegible]

Directors of Ameri Metro, Inc.:

Employment Agreement

This Employment Agreement (the "**Agreement**") is made and entered into as of November 1, 2016, by and between **James Becker** (the "**Executive as PRESIDENT** ") and **AMERI METRO, INC.**, a Delaware Corporation (the "**Company**").

WHEREAS, the Company desires to employ the Executive on the terms and conditions set forth herein; and

WHEREAS, the Executive desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants, promises and obligations set forth herein, the parties agree as follows:

1. Term. The Executive's employment hereunder shall be effective as of the date of this Agreement (the "**Effective Date**") and shall continue until the third anniversary thereof, unless terminated earlier pursuant to Section 5 of this Agreement[; provided that, on such third anniversary of the Effective Date and each annual anniversary thereafter, the Agreement shall be deemed to be automatically extended, upon the same terms and conditions, for successive periods of one year, unless either party provides written notice of its intention not to extend the term of the Agreement at least 90 days prior to the applicable Renewal Date. The period during which the Executive is employed by the Company hereunder is hereinafter referred to as the "**Employment Term**".

2. Position and Duties.

2.1 Position. During the Employment Term, the Executive shall serve as the President of the Company, reporting to the Board of Directors. In such position, the Executive shall have such duties, authority and responsibility as shall be determined from time to time by the Board of Directors, which duties, authority and responsibility are consistent with the Executive's position. The Executive shall, if requested, also serve as a member of the Board of Directors of the Company (the "**Board**") or as an officer or director of any affiliate of the Company for no additional compensation.

2.2 Duties. During the Employment Term, the Executive shall devote substantially all of her business time and attention to the performance of the Executive's duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without the prior written consent of the Board. Notwithstanding the foregoing, the Executive will be permitted to (a) with the prior written consent of the Board, which consent can be withheld by the Board in its discretion, act or serve as a director, trustee, committee member or principal of

any type of business, civic or charitable organization as long as such activities are disclosed in writing to the Company's Compliance Officer in accordance with the Company's Conflict of Interest Policy, and (b) purchase or own less than five percent (5%) of the publicly traded securities of any corporation; provided that, such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation; provided further that, the activities described in clauses (a) and (b) do not interfere with the performance of the Executive's duties and responsibilities to the Company as provided hereunder, including, but not limited to, the obligations set forth in **Section 2** hereof.

3. <u>Place of Performance</u>. The principal place of Executive's employment shall be [the Company's principal executive office] currently located in York, Pennsylvania, provided that, the Executive may be required to travel on Company business during the Employment Term.

4. <u>Compensation</u>.

4.1 <u>Base Salary</u>. The Company shall pay the Executive an annual rate of base salary of $650,000.00 in periodic installments in accordance with the Company's customary payroll practices, but no less frequently than monthly. The Executive's base salary shall be reviewed at least annually by the Board and the Board may, but shall not be required to, increase the base salary during the Employment Term. However, the Executive's base salary may not be decreased during the Employment Term [other than as part of an across-the-board salary reduction that applies in the same manner to all senior executives.

4.2 <u>Annual Bonus</u>.

For each fiscal year of the Employment Term, the Executive shall be eligible to receive an annual bonus (the **"Annual Bonus"**). However, the decision to provide any Annual Bonus and the amount and terms of any Annual Bonus shall be in the sole and absolute discretion of the Compensation Committee of the Board (the **"Compensation Committee"**).

(a) The Annual Bonus, if any, will be paid within two and a half (2 1/2) months after the end of the applicable fiscal year.

(b) Except as otherwise provided in **Section 5**, [(i) the Annual Bonus will be subject to the terms of the Company annual bonus plan under which it is granted and (ii) in order to be eligible to receive an Annual Bonus, the Executive must be employed by the Company on the last day of the applicable fiscal year that Annual Bonuses are paid].

4.3 <u>Fringe Benefits and Perquisites</u>. During the Employment Term, the Executive shall be entitled to fringe benefits and perquisites consistent with the practices of the Company, and to the extent the Company provides similar benefits or perquisites (or both) to similarly situated executives of the Company.

4.4 <u>Employee Benefits</u>. During the Employment Term, the Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company, as

in effect from time to time (collectively, **"Employee Benefit Plans"**), on a basis which is no less favorable than is provided to other similarly situated executives of the Company, to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or cancel any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

4.5   Vacation; Paid Time-off. During the Employment Term, the Executive will be entitled to paid vacation on a basis that is at least as favorable as that provided to other similarly situated executives of the Company. The Executive shall receive other paid time-off in accordance with the Company's policies for executive officers as such policies may exist from time to time.

4.6   Business Expenses. The Executive shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment and travel expenses incurred by the Executive in connection with the performance of the Executive's duties hereunder in accordance with the Company's expense reimbursement policies and procedures.

4.7   Indemnification.

(a)   In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a **"Proceeding"**), other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its affiliates with respect to this Agreement or the Executive's employment hereunder, by reason of the fact that the Executive is or was a director or officer of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, the Executive shall be indemnified and held harmless by the Company [to the fullest extent applicable to any other officer or director of the Company/to the maximum extent permitted under applicable law and the Company's bylaws] from and against any liabilities, costs, claims and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys' fees). Costs and expenses incurred by the Executive in defense of such Proceeding (including attorneys' fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.

(b)   During the Employment Term and for a period of six (6) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors' and officers' liability insurance providing coverage to the Executive on terms that are no less favorable than the coverage provided to other directors and similarly situated executives of the Company.

4.8 [Clawback Provisions. Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based compensation, or any other compensation, paid to the Executive pursuant to this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

5. Termination of Employment. The Employment Term and the Executive's employment hereunder may be terminated by either the Company or the Executive at any time and for any reason; provided that, unless otherwise provided herein, either party shall be required to give the other party at least Sixty (60) days advance written notice of any termination of the Executive's employment. Upon termination of the Executive's employment during the Employment Term, the Executive shall be entitled to the compensation and benefits described in this **Section 5** and shall have no further rights to any compensation or any other benefits from the Company or any of its affiliates.

5.1 Expiration of the Term.

(a) The Executive's employment hereunder may be terminated upon either party's failure to renew the Agreement in accordance with **Section 1**, by the Company for Cause or by the Executive without Good Reason. If the Executive's employment is terminated upon either party's failure to renew the Agreement, the Executive shall be entitled to receive:

(i) any accrued but unpaid Base Salary and accrued but unused vacation which shall be paid on the Termination Date (as defined below)/within one (1) week following the Termination Date (as defined below)/on the pay date immediately following the Termination Date (as defined below) in accordance with the Company's customary payroll procedures;

(ii) any earned but unpaid Annual Bonus with respect to any completed fiscal year immediately preceding the Termination Date, which shall be paid on the otherwise applicable payment date except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement; provided that, if the Executive's employment is terminated by the Company for Cause, then any such accrued but unpaid Annual Bonus shall be forfeited;

(iii) reimbursement for unreimbursed business expenses properly incurred by the Executive, which shall be subject to and paid in accordance with the Company's expense reimbursement policy; and

(iv) such employee benefits (including equity compensation), if any, to which the Executive may be entitled under the Company's employee benefit plans as of

the Termination Date; provided that, in no event shall the Executive be entitled to any payments in the nature of severance or termination payments except as specifically provided herein.

Items 5.1(a)(i) through 5.1(a)(iv) are referred to herein collectively as the "**Accrued Amounts**".

   (b)   For purposes of this Agreement, "**Cause**" shall mean:

   (i)   the Executive's failure to perform her duties (other than any such failure resulting from incapacity due to physical or mental illness);

   (ii)   the Executive's willful failure to comply with any valid and legal directive of the Board of Directors;

   (iii)   the Executive's willful engagement in dishonesty, illegal conduct or gross misconduct, which is, in each case, materially injurious to the Company or its affiliates;

   (iv)   the Executive's embezzlement, misappropriation or fraud, whether or not related to the Executive's employment with the Company;

   (v)   the Executive's conviction of or plea of guilty or *nolo contendere* to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, materially impairs the Executive's ability to perform services for the Company or results in material, reputational or financial harm to the Company or its affiliates;

   (vi)   the Executive's violation of a material policy of the Company;

   (vii)   the Executive's willful unauthorized disclosure of Confidential Information (as defined below);

   (viii)   the Executive's material breach of any material obligation under this Agreement or any other written agreement between the Executive and the Company;

   (ix)   any material failure by the Executive to comply with the Company's written policies or rules, as they may be in effect from time to time during the Employment Term, if such failure causes material, reputational or financial harm to the Company.

For purposes of this provision, no act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the

Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

(c)   For purposes of this Agreement, **"Good Reason"** shall mean the occurrence of any of the following, in each case during the Employment Term without the Executive's written consent:

(i)   a material reduction in the Executive's Base Salary other than a general reduction in Base Salary that affects all similarly situated executives in substantially the same proportions;

(ii)   a material reduction in the Executive's Target Bonus opportunity;

(iii)   any material breach by the Company of any material provision of this Agreement [or any material provision of any other agreement between the Executive and the Company;

(iv)   the Company's failure to obtain an agreement from any successor to the Company to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no succession had taken place, except where such assumption occurs by operation of law;

(v)   a material, adverse change in the Executive's title, authority, duties or responsibilities (other than temporarily while the Executive is physically or mentally incapacitated or as required by applicable law) taking into account the Company's size, status as a public company and capitalization as of the date of this Agreement.

The Executive cannot terminate her employment for Good Reason unless she has provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within thirty (30) days of the initial existence of such grounds and the Company has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If the Executive does not terminate her employment for Good Reason within thirty (30) days after the first occurrence of the applicable grounds, then the Executive will be deemed to have waived her right to terminate for Good Reason with respect to such grounds.

5.2   Death or Disability.

(a)   The Executive's employment hereunder shall terminate automatically upon the Executive's death during the Employment Term, and the Company may terminate the Executive's employment on account of the Executive's Disability.

(b) If the Executive's employment is terminated during the Employment Term on account of the Executive's death or Disability, the Executive (or the Executive's estate and/or beneficiaries, as the case may be) shall be entitled to receive the following:

(i) the Accrued Amounts; and

a lump sum payment equal to the Annual Bonus, if any, that the Executive would have earned for the fiscal year in which the Termination Date occurs based on the achievement of applicable performance goals for such year, which shall be payable on the date that annual bonuses are paid to the Company's similarly situated executives, but in no event later than two-and-a-half (2 1/2) months following the end of the [calendar/fiscal] year in which the Termination Date occurs.

(c) For purposes of this Agreement, Disability shall mean the Executive's inability, due to physical or mental incapacity, to substantially perform her duties and responsibilities under this Agreement for one hundred eighty (180) days out of any three hundred sixty-five (365) day period or one hundred twenty (120) consecutive days.

5.3 Notice of Termination. Any termination of the Executive's employment hereunder by the Company or by the Executive during the Employment Term (other than termination pursuant to Section 5.3(a) on account of the Executive's death) shall be communicated by written notice of termination ("**Notice of Termination**") to the other party hereto in accordance with **Section 0**. The Notice of Termination shall specify:

(a) The termination provision of this Agreement relied upon;

(b) To the extent applicable, the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated; and

(c) The applicable Termination Date.

5.4 Termination Date. The Executive's Termination Date shall be:

(a) If the Executive's employment hereunder terminates on account of the Executive's death, the date of the Executive's death;

(b) If the Executive's employment hereunder is terminated on account of the Executive's Disability, the date that it is determined that the Executive has a Disability;

(c) If the Company terminates the Executive's employment hereunder for Cause, the date the Notice of Termination is delivered to the Executive;

(d) If the Company terminates the Executive's employment hereunder without Cause, the date specified in the Notice of Termination, which shall be no less than fourteen (14) days following the date on which the Notice of Termination is delivered; provided that, the Company

shall have the option to provide the Executive with a lump sum payment equal to fourteen (14) days' Base Salary in lieu of such notice, which shall be paid in a lump sum on the Executive's Termination Date and for all purposes of this Agreement, the Executive's Termination Date shall be the date on which such Notice of Termination is delivered;

(e) If the Executive terminates her employment hereunder with or without Good Reason, the date specified in the Executive's Notice of Termination, which shall be no less than thirty (30) days following the date on which the Notice of Termination is delivered; provided that, the Company may waive all or any part of the thirty (30) day notice period for no consideration by giving written notice to the Executive and for all purposes of this Agreement, the Executive's Termination Date shall be the date determined by the Company; and

(f) If the Executive's employment hereunder terminates because either party provides notice of non-renewal pursuant to **Section 1**, the Renewal Date immediately following the date on which the applicable party delivers notice of non-renewal.

Notwithstanding anything contained herein, the Termination Date shall not occur until the date on which the Executive incurs a "separation from service" within the meaning of Section 409A.

5.5 <u>Resignation of All Other Positions</u>. Upon termination of the Executive's employment hereunder for any reason, the Executive shall be deemed to have resigned from all positions that the Executive holds as an officer or member of the board of directors (or a committee thereof) of the Company or any of its affiliates.

(a) All calculations and determinations under this Section 5.9 shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the "**Tax Counsel**") whose determinations shall be conclusive and binding on the Company and the Executive for all purposes. For purposes of making the calculations and determinations required by this Section 5.9, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and the Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section 5.9. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

6. <u>President Cooperation</u>. The parties agree that certain matters in which the Executive will be involved during the Employment Term may necessitate the Executive's Cooperation in the future. Accordingly, following the termination of the Executive's employment for any reason, to the extent reasonably requested by the Board, the Executive shall Cooperation with the Company in connection with matters arising out of the Executive's service to the Company; provided that, the Company shall make reasonable efforts to minimize disruption of the Executive's other activities. The Company shall reimburse the Executive for reasonable expenses incurred in connection with such Cooperation and, to the extent that the Executive is required to spend

substantial time on such matters, the Company shall compensate the Executive at an hourly rate [based on the Executive's Base Salary on the Termination Date.

7. Confidential Information. The Executive understands and acknowledges that during the Employment Term, she will have access to and learn about Confidential Information, as defined below.

   7.1 Confidential Information Defined.

      (a) Definition.

         For purposes of this Agreement, "**Confidential Information**" includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic or any other form or medium.

         The Executive understands that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used.

         The Executive understands and agrees that Confidential Information includes information developed by her in the course of her employment by the Company as if the Company furnished the same Confidential Information to the Executive in the first instance. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Executive; provided that, such disclosure is through no direct or indirect fault of the Executive or person(s) acting on the Executive's behalf.

      (b) Company Creation and Use of Confidential Information.

         The Executive understands and acknowledges that the Company has invested, and continues to invest, substantial time, money and specialized knowledge into developing its resources, creating a customer base, generating customer and potential customer lists, training its employees, and improving its offerings in the field of Infrastructure Development. The Executive understands and acknowledges that as a result of these efforts, the Company has created, and continues to use and create Confidential Information. This Confidential Information provides the Company with a competitive advantage over others in the marketplace.

      (c) Disclosure and Use Restrictions.

         The Executive agrees and covenants: (i) to treat all Confidential Information as strictly confidential; (ii) not to directly or indirectly disclose, publish, communicate or make available Confidential Information, or allow it to be disclosed, published, communicated or made available, in whole or part, to any entity or person whatsoever (including other employees of the Company [Group]) not having a need to know and authority to know and use the Confidential Information in connection with the business of the Company and, in any event, not to anyone outside of the direct employ of the Company except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the

Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent); and (iii) not to access or use any Confidential Information, and not to copy any documents, records, files, media or other resources containing any Confidential Information, or remove any such documents, records, files, media or other resources from the premises or control of the Company, except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent). Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Executive understands and acknowledges that her obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon the Executive first having access to such Confidential Information (whether before or after she begins employment by the Company) and shall continue during and after her employment by the Company until such time as such Confidential Information has become public knowledge other than as a result of the Executive's breach of this Agreement or breach by those acting in concert with the Executive or on the Executive's behalf.]

8. Restrictive Covenants.

8.1 Acknowledgment. The Executive understands that the nature of the Executive's position gives her access to and knowledge of Confidential Information and places [him/her] in a position of trust and confidence with the Company. The Executive understands and acknowledges that the intellectual or artistic or executive services she provides to the Company are unique, special or extraordinary.

The Executive further understands and acknowledges that the Company's ability to reserve these for the exclusive knowledge and use of the Company is of great competitive importance and commercial value to the Company, and that improper use or disclosure by the Executive is likely to result in unfair or unlawful competitive activity.

Nothing herein shall prohibit the Executive from purchasing or owning less than five percent (5%) of the publicly traded securities of any corporation, provided that such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation.

This **Section 8** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by

the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

9. Non-disparagement. The Executive agrees and covenants that she will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Company or its businesses, or any of its employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties.

This **Section 9** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Company agrees and covenants that it shall cause its officers and directors to refrain from making any defamatory or disparaging remarks, comments or statements concerning the Executive to any third parties.

10. Arbitration. Any dispute, controversy or claim arising out of or related to this Agreement or any breach of this Agreement shall be submitted to and decided by binding arbitration. Arbitration shall be administered exclusively by the American Arbitration Association and shall be conducted consistent with the rules, regulations and requirements thereof as well as any requirements imposed by state law. Any arbitral award determination shall be final and binding upon the Parties.

11. Proprietary Rights.

11.1 Work Product. The Executive acknowledges and agrees that all writings, works of authorship, technology, inventions, discoveries, ideas and other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived or reduced to practice by the Executive individually or jointly with others during the period of [his/her] employment by the Company and relating in any way to the business or contemplated business, research or development of the Company (regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) and all printed, physical and electronic copies, all improvements, rights and claims related to the foregoing, and other tangible embodiments thereof (collectively, **"Work Product"**), as well as any and all rights in and to copyrights, trade secrets, trademarks (and related goodwill), [mask works,] patents and other intellectual property rights therein arising in any jurisdiction throughout the world and all related rights of priority under international conventions with respect thereto, including all pending and future applications and registrations therefor, and continuations, divisions, continuations-in-part, reissues, extensions and renewals thereof

(collectively, **"Intellectual Property Rights"**), shall be the sole and exclusive property of the Company.

12. <u>Further Assurances; Power of Attorney</u>. During and after her employment, the Executive agrees to reasonably cooperate with the Company to (a) apply for, obtain, perfect and transfer to the Company the Work Product as well as an Intellectual Property Right in the Work Product in any jurisdiction in the world; and (b) maintain, protect and enforce the same, including, without limitation, executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments and other documents and instruments as shall be requested by the Company. The Executive hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on the Executive's behalf in [his/her] name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, issuance, prosecution and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if the Executive does not promptly cooperate with the Company's request (without limiting the rights the Company shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be affected by the Executive's subsequent incapacity.

13. <u>Governing Law; Jurisdiction and Venue</u>. This Agreement, for all purposes, shall be construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in the Commonwealth of Pennsylvania, County of York. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

14. <u>Entire Agreement</u>. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

15. <u>Modification and Waiver</u>. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and by the Chairman of the Board of Directors of the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

16. <u>Severability</u>. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by law.

The parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had not been set forth herein.

17. <u>Captions</u>. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

18. <u>Counterparts</u>. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

19. <u>Successors and Assigns</u>. This Agreement is personal to the Executive and shall not be assigned by the Executive. Any purported assignment by the Executive shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

<u>Notice</u>. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses as specified by the parties from time to time.

20. <u>Representations of the Executive</u>. The Executive represents and warrants to the Company that:

20.1 The Executive's acceptance of employment with the Company and the performance of her duties hereunder will not conflict with or result in a violation of, a breach of, or a default under any contract, agreement or understanding to which she is a party or is otherwise bound.

20.2 The Executive's acceptance of employment with the Company and the performance of [his/her] duties hereunder will not violate any non-solicitation, non-competition or other similar covenant or agreement of a prior employer.

21. Withholding. The Company shall have the right to withhold from any amount payable hereunder any Federal, state and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

22. Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

23. Acknowledgment of Full Understanding. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF HER CHOICE BEFORE SIGNING THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Ameri Metro, Inc.

By_____

Name: **Deb Mathias**
Title: CEO

EXECUTIVE

Signature: _____

Print Name: **James Becker**

Employment Agreement

This Employment Agreement (the "**Agreement**") is made and entered into as of August 18, 2015, by and between John w. Thompson, Jr (the "**Executive as General Counsel** ") and **AMERI METRO, INC.**, a Delaware Corporation (the "**Company**").

WHEREAS, the Company desires to employ the Executive on the terms and conditions set forth herein; and

WHEREAS, the Executive desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants, promises and obligations set forth herein, the parties agree as follows:

1. <u>Term</u>. The Executive's employment hereunder shall be effective as of the date of this Agreement (the "**Effective Date**") and shall continue until the third anniversary thereof, unless terminated earlier pursuant to Section 5 of this Agreement[; provided that, on such third anniversary of the Effective Date and each annual anniversary thereafter, the Agreement shall be deemed to be automatically extended, upon the same terms and conditions, for successive periods of one year, unless either party provides written notice of its intention not to extend the term of the Agreement at least 90 days prior to the applicable Renewal Date. The period during which the Executive is employed by the Company hereunder is hereinafter referred to as the "**Employment Term**".

2. <u>Position and Duties</u>.

    <u>Position</u>. During the Employment Term, the Executive shall serve as the **Chief General Counsel** of the Company, reporting to the Board of Directors. In such position, the Executive shall have such duties, authority and responsibility as shall be determined from time to time by the Board of Directors, which duties, authority and responsibility are consistent with the Executive's position. The Executive shall, if requested, also serve as a member of the Board of Directors of the Company (the "**Board**").The executive shall from time to time as an officer or director of any affiliate of the Company for no additional compensation.

    2.1 <u>Duties</u>. During the employment time, if requested the executive shall devote substantially all of his business time and attention to the performance of the Executive's duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without the prior written consent of the Board. Notwithstanding the foregoing, the Executive will be permitted to (a) with the prior written consent of the Board, which consent can be withheld by the Board in its discretion, act or serve as a director, trustee, committee member or principal of any type of business, civic or charitable organization as long as such activities are disclosed in writing to the Company's Compliance Officer in accordance with the Company's Conflict of Interest Policy, and (b) purchase or own less than five percent (5%) of the publicly traded securities of any corporation; provided that, such ownership represents a passive investment and that the **Chief General Counsel** is not a controlling person of, or a member of a group that controls, such corporation; provided further that, the activities described in clauses (a) and (b) do not interfere with the performance of the Executive's duties and responsibilities to the Company as provided hereunder, including, but not limited to, the obligations set forth in **Section 2** hereof.

3. Place of Performance. The principal place of Executive's employment shall be [the Company's principal executive office] currently located in York, Pennsylvania, provided that, the Executive may be required to travel on Company business during the Employment Term.

4. Compensation.

    4.1 Base Salary. The Company shall pay stipend salary to the **Chief General Counsel** an annual rate of base salary of $500,000.00.Salary shall be for full time position. Initial annual stipend salary is effected upon planned IPO in periodic installments in accordance with the Company's customary payroll practices, but no less frequently than monthly. The Executive's base salary shall be reviewed at least annually by the Board and the Board may, but shall not be required to, increase the base salary during the Employment Term. However, the Executive's base salary may not be decreased during the Employment Term [other than as part of an across-the-board salary reduction that applies in the same manner to all senior executives.

    4.2 Annual Bonus.

            For each fiscal year of the Employment Term, the Executive shall be eligible to receive an annual bonus (the "**Annual Bonus**"). However, the decision to provide any Annual Bonus and the amount and terms of any Annual Bonus shall be in the sole and absolute discretion of the Compensation Committee of the Board (the "**Compensation Committee**").

            (a) The Annual Bonus, if any, will be paid within two and a half (2 1/2) months after the end of the applicable fiscal year.

            (b) Except as otherwise provided in **Section 5**, [(i) the Annual Bonus will be subject to the terms of the Company annual bonus plan under which it is granted and (ii) in order to be eligible to receive an Annual Bonus, the Executive must be employed by the Company on the last day of the applicable fiscal year that Annual Bonuses are paid].

    4.3 Fringe Benefits and Perquisites. During the Employment Term, the Executive shall be entitled to fringe benefits and perquisites consistent with the practices of the Company, and to the extent the Company provides similar benefits or perquisites (or both) to similarly situated executives of the Company.

4.4 <u>Employee Benefits</u>. During the Employment Term, the Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company, as in effect from time to time (collectively, **"Employee Benefit Plans"**), on a basis which is no less favorable than is provided to other similarly situated executives of the Company, to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or cancel any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

4.5 <u>Vacation; Paid Time-off</u>. During the Employment Term, the Executive will be entitled to paid vacation on a basis that is at least as favorable as that provided to other similarly situated executives of the Company. The Executive shall receive other paid time-off in accordance with the Company's policies for executive officers as such policies may exist from time to time.

4.6 <u>Business Expenses</u>. The Executive shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment and travel expenses incurred by the Executive in connection with the performance of the Executive's duties hereunder in accordance with the Company's expense reimbursement policies and procedures.

4.7 <u>Indemnification</u>.

(a) In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a **"Proceeding"**), other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its affiliates with respect to this Agreement or the Executive's employment hereunder, by reason of the fact that the Executive is or was a director or officer of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, the Executive shall be indemnified and held harmless by the Company [to the fullest extent applicable to any other officer or director of the Company/to the maximum extent permitted under applicable law and the Company's bylaws] from and against any liabilities, costs, claims and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys' fees). Costs and expenses incurred by the Executive in defense of such Proceeding (including attorneys' fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.

(b) During the Employment Term and for a period of six (6) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors' and officers' liability insurance providing coverage to the Executive on terms that are no less favorable than the coverage provided to other directors and similarly situated executives of the Company.

4.8 [Clawback Provisions. Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based compensation, or any other compensation, paid to the Executive pursuant to this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

5. Termination of Employment. The Employment Term and the Executive's employment hereunder may be terminated by either the Company or the Executive at any time and for any reason; provided that, unless otherwise provided herein, either party shall be required to give the other party at least Sixty (60) days advance written notice of any termination of the Executive's employment. Upon termination of the Executive's employment during the Employment Term, the Executive shall be entitled to the compensation and benefits described in this **Section 5** and shall have no further rights to any compensation or any other benefits from the Company or any of its affiliates.

5.1 Expiration of the Term.

(a)   The Executive's employment hereunder may be terminated upon either party's failure to renew the Agreement in accordance with **Section 1**, by the Company for Cause or by the Executive without Good Reason. If the Executive's employment is terminated upon either party's failure to renew the Agreement, the Executive shall be entitled to receive:

(i)   any accrued but unpaid Base Salary and accrued but unused vacation which shall be paid on the Termination Date (as defined below)/within one (1) week following the Termination Date (as defined below)/on the pay date immediately following the Termination Date (as defined below) in accordance with the Company's customary payroll procedures;

(ii)   any earned but unpaid Annual Bonus with respect to any completed fiscal year immediately preceding the Termination Date, which shall be paid on the otherwise applicable payment date except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement; provided that, if the Executive's employment is terminated by the Company for Cause, then any such accrued but unpaid Annual Bonus shall be forfeited;

(iii)   reimbursement for unreimbursed business expenses properly incurred by the Executive, which shall be subject to and paid in accordance with the Company's expense reimbursement policy; and

(iv) such employee benefits (including equity compensation), if any, to which the Executive may be entitled under the Company's employee benefit plans as of the Termination Date; provided that, in no event shall the Executive be entitled to any payments in the nature of severance or termination payments except as specifically provided herein.

Items 5.1(a)(i) through 5.1(a)(iv) are referred to herein collectively as the "**Accrued Amounts**".

(b) For purposes of this Agreement, "**Cause**" shall mean:

(i)   the Executive's failure to perform his duties (other than any such failure resulting from incapacity due to physical or mental illness);

(ii) the Executive's willful failure to comply with any valid and legal directive of the Board of Directors;

(iii) the Executive's willful engagement in dishonesty, illegal conduct or gross misconduct, which is, in each case, materially injurious to the Company or its affiliates;

(iv) the Executive's embezzlement, misappropriation or fraud, whether or not related to the Executive's employment with the Company;

(v)   the Executive's conviction of or plea of guilty or *nolo contendere* to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, materially impairs the Executive's ability to perform services for the Company or results in material, reputational or financial harm to the Company or its affiliates;

(vi) the Executive's violation of a material policy of the Company;

(vii) the Executive's willful unauthorized disclosure of Confidential Information (as defined below);

(viii)   the Executive's material breach of any material obligation under this Agreement or any other written agreement between the Executive and the Company;

(ix) any material failure by the Executive to comply with the Company's written policies or rules, as they may be in effect from time to time during the Employment Term, if such failure causes material, reputational or financial harm to the Company.

For purposes of this provision, no act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

(c) For purposes of this Agreement, "**Good Reason**" shall mean the occurrence of any of the following, in each case during the Employment Term without the Executive's written consent:

(i) a material reduction in the Executive's Base Salary other than a general reduction in Base Salary that affects all similarly situated executives in substantially the same proportions;

(ii) a material reduction in the Executive's Target Bonus opportunity;

(iii) any material breach by the Company of any material provision of this Agreement [or any material provision of any other agreement between the Executive and the Company;

(iv) the Company's failure to obtain an agreement from any successor to the Company to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no succession had taken place, except where such assumption occurs by operation of law;

(v) a material, adverse change in the Executive's title, authority, duties or responsibilities (other than temporarily while the Executive is physically or mentally incapacitated or as required by applicable law) taking into account the Company's size, status as a public company and capitalization as of the date of this Agreement.

The Executive cannot terminate his employment for Good Reason unless he has provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within thirty (30) days of the initial existence of such grounds and the Company has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If the Executive does not terminate his employment for Good Reason within thirty (30) days after the first occurrence of the applicable grounds, then the Executive will be deemed to have waived her right to terminate for Good Reason with respect to such grounds.

5.2 <u>Death or Disability</u>.

(a)   The Executive's employment hereunder shall terminate automatically upon the Executive's death during the Employment Term, and the Company may terminate the Executive's employment on account of the Executive's Disability.

(b)   If the Executive's employment is terminated during the Employment Term on account of the Executive's death or Disability, the Executive (or the Executive's estate and/or beneficiaries, as the case may be) shall be entitled to receive the following:

    (i)   the Accrued Amounts; and

        a lump sum payment equal to the Annual Bonus, if any, that the Executive would have earned for the fiscal year in which the Termination Date occurs based on the achievement of applicable performance goals for such year, which shall be payable on the date that annual bonuses are paid to the Company's similarly situated executives, but in no event later than two-and-a-half (2 1/2) months following the end of the [calendar/fiscal] year in which the Termination Date occurs.

(c)   For purposes of this Agreement, Disability shall mean the Executive's inability, due to physical or mental incapacity, to substantially perform his duties and responsibilities under this Agreement for one hundred eighty (180) days out of any three hundred sixty-five (365) day period or one hundred twenty (120) consecutive days.

5.3   Notice of Termination. Any termination of the Executive's employment hereunder by the Company or by the Executive during the Employment Term (other than termination pursuant to Section 5.3(a) on account of the Executive's death) shall be communicated by written notice of termination ("**Notice of Termination**") to the other party hereto in accordance with **Section 0**. The Notice of Termination shall specify:

(a)   The termination provision of this Agreement relied upon;

(b)   To the extent applicable, the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated; and

(c)   The applicable Termination Date.

5.4   Termination Date. The Executive's Termination Date shall be:

(a)   If the Executive's employment hereunder terminates on account of the Executive's death, the date of the Executive's death;

(b)   If the Executive's employment hereunder is terminated on account of the Executive's Disability, the date that it is determined that the Executive has a Disability;

(c)   If the Company terminates the Executive's employment hereunder for Cause, the date the Notice of Termination is delivered to the Executive;

(d)   If the Company terminates the Executive's employment hereunder without Cause, the date specified in the Notice of Termination, which shall be no less than fourteen (14) days following the date on which the Notice of Termination is delivered; provided that, the Company shall have the option to provide the Executive with a lump sum payment equal to fourteen (14) days' Base Salary in lieu of such notice, which shall be paid in a lump sum on the Executive's Termination Date and for all purposes of this Agreement, the Executive's Termination Date shall be the date on which such Notice of Termination is delivered;

(e)   If the Executive terminates his employment hereunder with or without Good Reason, the date specified in the Executive's Notice of Termination, which shall be no less than thirty (30) days following the date on which the Notice of Termination is delivered; provided that, the Company may waive all or any part of the thirty (30) day notice period for no consideration by giving written notice to the Executive and for all purposes of this Agreement, the Executive's Termination Date shall be the date determined by the Company; and

(f)   If the Executive's employment hereunder terminates because either party provides notice of non-renewal pursuant to **Section 1**, the Renewal Date immediately following the date on which the applicable party delivers notice of non-renewal.

Notwithstanding anything contained herein, the Termination Date shall not occur until the date on which the Executive incurs a "separation from service" within the meaning of Section 409A.

5.5   Resignation of All Other Positions. Upon termination of the Executive's employment hereunder for any reason, the Executive shall be deemed to have resigned from all positions that the Executive holds as an officer or member of the board of directors (or a committee thereof) of the Company or any of its affiliates.

(a)   All calculations and determinations under this Section 5.9 shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the "**Tax Counsel**") whose determinations shall be conclusive and binding on the Company and the Executive for all purposes. For purposes of making the calculations and determinations required by this Section 5.9, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and the Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section 5.9. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

6.   Cooperation. The parties agree that certain matters in which the Executive will be involved during the Employment Term may necessitate the Executive's cooperation in the future. Accordingly, following the termination of the Executive's employment for any reason, to the extent reasonably requested by the Board, the Executive shall cooperate with the Company in connection with matters arising out of the Executive's service to the Company; provided that, the

Company shall make reasonable efforts to minimize disruption of the Executive's other activities. The Company shall reimburse the Executive for reasonable expenses incurred in connection with such cooperation and, to the extent that the Executive is required to spend substantial time on such matters, the Company shall compensate the Executive at an hourly rate [based on the Executive's Base Salary on the Termination Date.

7. Confidential Information. The Executive understands and acknowledges that during the Employment Term, he will have access to and learn about Confidential Information, as defined below.

 7.1 Confidential Information Defined.

  (a) Definition.

    For purposes of this Agreement, "Confidential Information" includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic or any other form or medium.

    The Executive understands that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used.

    The Executive understands and agrees that Confidential Information includes information developed by his in the course of her employment by the Company as if the Company furnished the same Confidential Information to the Executive in the first instance. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Executive; provided that, such disclosure is through no direct or indirect fault of the Executive or person(s) acting on the Executive's behalf.

  (b) Company Creation and Use of Confidential Information.

    The Executive understands and acknowledges that the Company has invested, and continues to invest, substantial time, money and specialized knowledge into developing its resources, creating a customer base, generating customer and potential customer lists, training its employees, and improving its offerings in the field of Infrastructure Development. The Executive understands and acknowledges that as a result of these efforts, the Company has created, and continues to use and create Confidential Information. This Confidential Information provides the Company with a competitive advantage over others in the marketplace.

  (c) Disclosure and Use Restrictions.

    The Executive agrees and covenants: (i) to treat all Confidential Information as strictly confidential; (ii) not to directly or indirectly disclose, publish, communicate or make available Confidential Information, or allow it to be disclosed, published, communicated or made available, in whole or part, to any entity or person whatsoever (including other employees of the Company [Group]) not having a need to know and authority to know and use the Confidential

Information in connection with the business of the Company and, in any event, not to anyone outside of the direct employ of the Company except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent); and (iii) not to access or use any Confidential Information, and not to copy any documents, records, files, media or other resources containing any Confidential Information, or remove any such documents, records, files, media or other resources from the premises or control of the Company, except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent). Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Executive understands and acknowledges that his obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon the Executive first having access to such Confidential Information (whether before or after he begins employment by the Company) and shall continue during and after his employment by the Company until such time as such Confidential Information has become public knowledge other than as a result of the Executive's breach of this Agreement or breach by those acting in concert with the Executive or on the Executive's behalf.]

8. Restrictive Covenants.

8.1 Acknowledgment. The Executive understands that the nature of the Executive's position gives his access to and knowledge of Confidential Information and places [him/her] in a position of trust and confidence with the Company. The Executive understands and acknowledges that the intellectual or artistic or executive services he provides to the Company are unique, special or extraordinary.

The Executive further understands and acknowledges that the Company's ability to reserve these for the exclusive knowledge and use of the Company is of great competitive importance and commercial value to the Company, and that improper use or disclosure by the Executive is likely to result in unfair or unlawful competitive activity.

Nothing herein shall prohibit the Executive from purchasing or owning less than five percent (5%) of the publicly traded securities of any corporation, provided that such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation.

This **Section 8** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

9. Non-disparagement. The Executive agrees and covenants that he will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Company or its businesses, or any of its employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties.

This **Section 9** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Company agrees and covenants that it shall cause its officers and directors to refrain from making any defamatory or disparaging remarks, comments or statements concerning the Executive to any third parties.

10. Arbitration. Any dispute, controversy or claim arising out of or related to this Agreement or any breach of this Agreement shall be submitted to and decided by binding arbitration. Arbitration shall be administered exclusively by the American Arbitration Association and shall be conducted consistent with the rules, regulations and requirements thereof as well as any requirements imposed by state law. Any arbitral award determination shall be final and binding upon the Parties.

11. Proprietary Rights.

11.1 Work Product. The Executive acknowledges and agrees that all writings, works of authorship, technology, inventions, discoveries, ideas and other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived or reduced to practice by the Executive individually or jointly with others during the period of [his/her] employment by the Company and relating in any way to the business or contemplated business, research or development of the Company (regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) and all printed, physical and electronic copies, all improvements, rights and claims related to the foregoing, and other tangible embodiments thereof (collectively, **"Work Product"**), as well as any and all rights in and to copyrights, trade secrets, trademarks (and related goodwill), [mask works,] patents and other intellectual property rights therein arising in any jurisdiction throughout the world and all related rights of priority under international conventions with respect thereto, including all pending and future applications and registrations therefor, and continuations, divisions, continuations-in-part, reissues, extensions and renewals thereof (collectively, "**Intellectual Property Rights**"), shall be the sole and exclusive property of the Company.

12. <u>Further Assurances; Power of Attorney</u>. During and after his employment, the Executive agrees to reasonably cooperate with the Company to (a) apply for, obtain, perfect and transfer to the Company the Work Product as well as an Intellectual Property Right in the Work Product in any jurisdiction in the world; and (b) maintain, protect and enforce the same, including, without limitation, executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments and other documents and instruments as shall be requested by the Company. The Executive hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on the Executive's behalf in [his/her] name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, issuance, prosecution and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if the Executive does not promptly cooperate with the Company's request (without limiting the rights the Company shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be affected by the Executive's subsequent incapacity.

13. <u>Governing Law: Jurisdiction and Venue</u>. This Agreement, for all purposes, shall be construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in the Commonwealth of Pennsylvania, County of York. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

14. <u>Entire Agreement</u>. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

15. <u>Modification and Waiver</u>. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and by the Chairman of the Board of Directors of the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power or privilege hereunder operate as a

waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

16. Severability. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by law.

The parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had not been set forth herein.

17. Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

18. Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

19. Successors and Assigns. This Agreement is personal to the Executive and shall not be assigned by the Executive. Any purported assignment by the Executive shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

Notice. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses as specified by the parties from time to time.

20. Representations of the Executive. The Executive represents and warrants to the Company that:

20.1 The Executive's acceptance of employment with the Company and the performance of her duties hereunder will not conflict with or result in a violation of, a breach of, or a default under any contract, agreement or understanding to which he is a party or is otherwise bound.

20.2 The Executive's acceptance of employment with the Company and the performance of [his/her] duties hereunder will not violate any non-solicitation, non-competition or other similar covenant or agreement of a prior employer.

21. Withholding. The Company shall have the right to withhold from any amount payable hereunder any Federal, state and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

22. Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

23. Acknowledgment of Full Understanding. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT HE HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF HIS CHOICE BEFORE SIGNING THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Ameri Metro, Inc.

By

Name: **Shah Mathias**
Title: President
(None Board Member)

EXECUTIVE

Signature:

Print Name: John w. Thompson, Jr

Employment Agreement

This Employment Agreement (the "**Agreement**") is made and entered into as of August 4, 2015, by and between **Ronald Silberstein** (the "**Executive as COO** ") and **AMERI METRO, INC.**, a Delaware Corporation (the "**Company**").

WHEREAS, the Company desires to employ the Executive on the terms and conditions set forth herein; and

WHEREAS, the Executive desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants, promises and obligations set forth herein, the parties agree as follows:

1. <u>Term</u>. The Executive's employment hereunder shall be effective as of the date of this Agreement (the "**Effective Date**") and shall continue until the third anniversary thereof, unless terminated earlier pursuant to Section 5 of this Agreement; provided that, on such third anniversary of the Effective Date and each annual anniversary thereafter, the Agreement shall be deemed to be automatically extended, upon the same terms and conditions, for successive periods of one year, unless either party provides written notice of its intention not to extend the term of the Agreement at least 90 days prior to the applicable Renewal Date. The period during which the Executive is employed by the Company hereunder is hereinafter referred to as the "**Employment Term**".

2. <u>Position and Duties</u>.

2.1 <u>Position</u>. During the Employment Term, the Executive shall serve as the Chief Operating Officer (COO) of the Company, reporting to the Board of Directors. In such position, the Executive shall have such duties, authority and responsibility as shall be determined from time to time by the Board of Directors, which duties, authority and responsibility are consistent with the Executive's position. The Executive shall, if requested, also serve as a member of the Board of Directors of the Company (the "**Board**") with duties and compensation as per the separate Directorship Agreement, or as an officer or director of any affiliate of the Company for no additional compensation.

2.2 <u>Duties</u>. During the Employment Term, the Executive shall devote substantially all of his business time and attention to the performance of the Executive's duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would materially conflict or interfere with the performance of such services without the prior written consent of the Board. Notwithstanding the foregoing, the Executive will be permitted to act or serve as a director, trustee, committee member or principal of any type of business, civic

Employment Agreement

This Employment Agreement (the "**Agreement**") is made and entered into as of August 4, 2015, by and between **Ronald Silberstein** (the "**Executive as COO** ") and **AMERI METRO, INC.**, a Delaware Corporation (the "**Company**").

WHEREAS, the Company desires to employ the Executive on the terms and conditions set forth herein; and

WHEREAS, the Executive desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants, promises and obligations set forth herein, the parties agree as follows:

1. <u>Term</u>. The Executive's employment hereunder shall be effective as of the date of this Agreement (the "**Effective Date**") and shall continue until the third anniversary thereof, unless terminated earlier pursuant to Section 5 of this Agreement; provided that, on such third anniversary of the Effective Date and each annual anniversary thereafter, the Agreement shall be deemed to be automatically extended, upon the same terms and conditions, for successive periods of one year, unless either party provides written notice of its intention not to extend the term of the Agreement at least 90 days prior to the applicable Renewal Date. The period during which the Executive is employed by the Company hereunder is hereinafter referred to as the "**Employment Term**".

2. <u>Position and Duties</u>.

2.1 <u>Position</u>. During the Employment Term, the Executive shall serve as the Chief Operating Officer (COO) of the Company, reporting to the Board of Directors. In such position, the Executive shall have such duties, authority and responsibility as shall be determined from time to time by the Board of Directors, which duties, authority and responsibility are consistent with the Executive's position. The Executive shall, if requested, also serve as a member of the Board of Directors of the Company (the "**Board**") with duties and compensation as per the separate Directorship Agreement, or as an officer or director of any affiliate of the Company for no additional compensation.

2.2 <u>Duties</u>. During the Employment Term, the Executive shall devote substantially all of his business time and attention to the performance of the Executive's duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would materially conflict or interfere with the performance of such services without the prior written consent of the Board. Notwithstanding the foregoing, the Executive will be permitted to act or serve as a director, trustee, committee member or principal of any type of business, civic or charitable organization as long as such activities are disclosed in writing to the Company's Compliance Officer in accordance with the Company's Conflict of Interest Policy, and (b) purchase or own less than five percent (5%) of the publicly traded securities of any corporation; provided that, such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation; provided further that, the activities described in clauses (a) and (b) do not materially interfere with the performance of the Executive's duties and responsibilities to the Company as provided hereunder, including, but not limited to, the obligations set forth in **Section 2** hereof.

3. <u>Place of Performance</u>. The principal place of Executive's employment shall be [the Company's principal executive office] currently located in York, Pennsylvania, provided that, the Executive may be required to travel on Company business during the Employment Term and the Executive will be permitted to perform most of his duties remotely from either his home or office in Michigan or his second home in Florida.

4. <u>Compensation</u>.

4.1 <u>Base Salary</u>. The Company shall pay stipend salary to the Executive an annual rate of base salary of $375,000.00. The salary shall be for a full time position (anticipated to be approximately 30 hours per week pre-IPO). The initial annual stipend salary is owed from the effective date but payment of the earned and/or accrued salary will be effected no later than the earliest of the planned IPO or a debt or equity raise of $3,000,000 or more, in one transaction or a series of transactions, in periodic installments in accordance with the Company's customary payroll practices, but no less frequently than monthly. The Executive's base salary shall be reviewed at least annually by the Board and the Board may, but shall not be required to, increase the base salary during the Employment Term. However, the Executive's base salary may not be decreased during the Employment Term [other than as part of an across-the-board salary reduction that applies in the same manner to all senior executives]. Should rules and regulations prevent the Executive from also earning Director's fees, Executive's base salary and benefits will increase by the amount of the Director's fees and benefits he would have been entitled to receive as per the Directorship Agreement dated August 4, 2015.

4.2 <u>Annual Bonus</u>.

For each fiscal year of the Employment Term, the Executive shall be eligible to receive an annual bonus (the "**Annual Bonus**"). However, the decision to provide any Annual Bonus and the amount and terms of any Annual Bonus shall be in the sole and absolute discretion of the Compensation Committee of the Board (the "**Compensation Committee**").

(a) The Annual Bonus, if any, will be paid within two and a half (2 1/2) months after the end of the applicable fiscal year.

(b) Except as otherwise provided in **Section 5**, the Annual Bonus will be subject to the terms of the Company annual bonus plan under which it is granted and (ii) in order to be eligible to receive an Annual Bonus, the Executive must be employed by the Company on the last day of the applicable fiscal year that Annual Bonuses are paid.

4.3 <u>Fringe Benefits and Perquisites</u>. During the Employment Term, the Executive shall be entitled to fringe benefits and perquisites consistent with the practices of the Company, and to the extent the Company provides similar benefits or perquisites (or both) to similarly situated executives of the Company.

4.4 <u>Employee Benefits</u>. During the Employment Term, the Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company, as in effect from time to time (collectively, **"Employee Benefit Plans"**), on a basis which is no less favorable than is provided to other similarly situated executives of the Company, to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or cancel any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

4.5 <u>Vacation; Paid Time-off</u>. During the Employment Term, the Executive will be entitled to paid vacation on a basis that is at least as favorable as that provided to other similarly situated executives of the Company, but in no case shall this be less than 4 weeks of paid vacation per year. The Executive shall receive other paid time-off in accordance with the Company's policies for executive officers as such policies may exist from time to time.

4.6 <u>Business Expenses</u>. The Executive shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment and travel expenses incurred by the Executive in connection with the performance of the Executive's duties hereunder in accordance with the Company's expense reimbursement policies and procedures.

4.7 <u>Indemnification</u>.

(a) In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a **"Proceeding"**), other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its affiliates with respect to this Agreement or the Executive's employment hereunder, by reason of the fact that the Executive is or was a director or officer of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, the Executive shall be indemnified and held harmless by the Company [to the fullest extent applicable to any other officer or director of the Company/to the maximum extent permitted under applicable law and the Company's bylaws] from and against any liabilities, costs, claims and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys' fees). Costs and expenses incurred by the Executive in defense of such Proceeding (including attorneys' fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.

(b) During the Employment Term and for a period of six (6) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors' and officers' liability insurance providing coverage to the Executive on terms that are no less favorable than the coverage provided to other directors and similarly situated executives of the Company.

4.8 [Clawback Provisions. Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based compensation, or any other compensation, paid to the Executive pursuant to this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

5. Termination of Employment. The Employment Term and the Executive's employment hereunder may be terminated by either the Company or the Executive at any time and for any reason; provided that, unless otherwise provided herein, either party shall be required to give the other party at least Sixty (60) days advance written notice of any termination of the Executive's employment. Upon termination of the Executive's employment during the Employment Term, the Executive shall be entitled to the compensation and benefits described in this **Section 5** and shall have no further rights to any compensation or any other benefits from the Company or any of its affiliates.

5.1 Expiration of the Term.

(a) The Executive's employment hereunder may be terminated upon either party's failure to renew the Agreement in accordance with **Section 1**, by the Company for Cause or by the Executive with Good Reason. If the Executive's employment is terminated upon either party's failure to renew the Agreement, the Executive shall be entitled to receive:

(i) any accrued but unpaid Base Salary and accrued but unused vacation which shall be paid on the Termination Date (as defined below)/within one (1) week following the Termination Date (as defined below)/on the pay date immediately following the Termination Date (as defined below) in accordance with the Company's customary payroll procedures;

(ii) any earned but unpaid Annual Bonus with respect to any completed fiscal year immediately preceding the Termination Date, which shall be paid on the otherwise applicable payment date except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement; provided that, if the Executive's employment is terminated by the Company for Cause, then any such accrued but unpaid Annual Bonus shall be forfeited;

(iii) reimbursement for unreimbursed business expenses properly incurred by the Executive, which shall be subject to and paid in accordance with the Company's expense reimbursement policy; and

(iv) such employee benefits (including equity compensation), if any, to which the Executive may be entitled under the Company's employee benefit plans as of the Termination Date; provided that, in no event shall the Executive be entitled to any payments in the nature of severance or termination payments except as specifically provided herein.

Items 5.1(a)(i) through 5.1(a)(iv) are referred to herein collectively as the "**Accrued Amounts**".

(b) For purposes of this Agreement, "**Cause**" shall mean:

(i) the Executive's failure to perform his duties (other than any such failure resulting from incapacity due to physical or mental illness);

(ii) the Executive's willful failure to comply with any valid and legal directive of the Board of Directors;

(iii) the Executive's willful engagement in dishonesty, illegal conduct or gross misconduct, which is, in each case, materially injurious to the Company or its affiliates;

(iv) the Executive's embezzlement, misappropriation or fraud, whether or not related to the Executive's employment with the Company;

(v) the Executive's conviction of or plea of guilty or *nolo contendere* to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, materially impairs the Executive's ability to perform services for the Company or results in material, reputational or financial harm to the Company or its affiliates;

(vi) the Executive's violation of a material policy of the Company;

(vii) the Executive's willful unauthorized disclosure of Confidential Information (as defined below);

(viii)   the Executive's material breach of any material obligation under this Agreement or any other written agreement between the Executive and the Company;

(ix)   any material failure by the Executive to comply with the Company's written policies or rules, as they may be in effect from time to time during the Employment Term, if such failure causes material, reputational or financial harm to the Company.

For purposes of this provision, no act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

(c)   For purposes of this Agreement, **"Good Reason"** shall mean the occurrence of any of the following, in each case during the Employment Term without the Executive's written consent:

(i)   a material reduction in the Executive's Base Salary other than a general reduction in Base Salary that affects all similarly situated executives in substantially the same proportions;

(ii)   a material reduction in the Executive's Target Bonus opportunity;

(iii)   any material breach by the Company of any material provision of this Agreement [or any material provision of any other agreement between the Executive and the Company;

(iv)   the Company's failure to obtain an agreement from any successor to the Company to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no succession had taken place, except where such assumption occurs by operation of law;

(v)   a material, adverse change in the Executive's title, authority, duties or responsibilities (other than temporarily while the Executive is physically or mentally incapacitated or as required by applicable law) taking into account the Company's size, status as a public company and capitalization as of the date of this Agreement.

The Executive cannot terminate his employment for Good Reason unless he has provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within thirty (30) days of the initial existence of such grounds and the Company has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If the Executive does not terminate his employment for Good Reason within thirty (30) days after the first occurrence of the applicable grounds, then the Executive will be deemed to have waived his right to terminate for Good Reason with respect to such grounds.

5.2 Death or Disability.

(a) The Executive's employment hereunder shall terminate automatically upon the Executive's death during the Employment Term, and the Company may terminate the Executive's employment on account of the Executive's Disability.

(b) If the Executive's employment is terminated during the Employment Term on account of the Executive's death or Disability, the Executive (or the Executive's estate and/or beneficiaries, as the case may be) shall be entitled to receive the following:

(i) the Accrued Amounts; and
a lump sum payment equal to the Annual Bonus, if any, that the Executive would have earned for the fiscal year in which the Termination Date occurs based on the achievement of applicable performance goals for such year, which shall be payable on the date that annual bonuses are paid to the Company's similarly situated executives, but in no event later than two-and-a-half (2 1/2) months following the end of the [calendar/fiscal] year in which the Termination Date occurs.

(c) For purposes of this Agreement, Disability shall mean the Executive's inability, due to physical or mental incapacity, to substantially perform her duties and responsibilities under this Agreement for one hundred eighty (180) days out of any three hundred sixty-five (365) day period or one hundred twenty (120) consecutive days.

5.3 Notice of Termination. Any termination of the Executive's employment hereunder by the Company or by the Executive during the Employment Term (other than termination pursuant to Section 5.3(a) on account of the Executive's death) shall be communicated by written notice of termination ("**Notice of Termination**") to the other party hereto. The Notice of Termination shall specify:

(a) The termination provision of this Agreement relied upon;

(b) To the extent applicable, the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated; and

(c) The applicable Termination Date.

5.4 Termination Date. The Executive's Termination Date shall be:

(a) If the Executive's employment hereunder terminates on account of the Executive's death, the date of the Executive's death;

(b) If the Executive's employment hereunder is terminated on account of the Executive's Disability, the date that it is determined that the Executive has a Disability;

(c) If the Company terminates the Executive's employment hereunder for Cause, the date the Notice of Termination is delivered to the Executive;

(d) If the Company terminates the Executive's employment hereunder without Cause, the date specified in the Notice of Termination, which shall be no less than fourteen (14) days following the date on which the Notice of Termination is delivered; provided that, the Company shall have the option to provide the Executive with a lump sum payment equal to fourteen (14) days' Base Salary in lieu of such notice, which shall be paid in a lump sum on the Executive's Termination Date and for all purposes of this Agreement, the Executive's Termination Date shall be the date on which such Notice of Termination is delivered. Additionally, Executive shall be entitled to a minimum of six months of salary continuation, payable either in a lump-sum or in semi-monthly installments, and continuation of his benefits at the Company's expense for six months, and all unvested stock, options, and/or other equity instruments shall become immediately vested;

(e) If the Executive terminates his employment hereunder with or without Good Reason, the date specified in the Executive's Notice of Termination, which shall be no less than thirty (30) days following the date on which the Notice of Termination is delivered; provided that, the Company may waive all or any part of the thirty (30) day notice period for no consideration by giving written notice to the Executive and for all purposes of this Agreement, the Executive's Termination Date shall be the date determined by the Company; and

(f) If the Executive's employment hereunder terminates because either party provides notice of non-renewal pursuant to **Section 1**, the Renewal Date immediately following the date on which the applicable party delivers notice of non-renewal.

Notwithstanding anything contained herein, the Termination Date shall not occur until the date on which the Executive incurs a "separation from service"..

5.5 Resignation of All Other Positions. Upon termination of the Executive's employment hereunder for any reason, the Executive shall be deemed to have resigned from all positions that the Executive holds as an officer or member of the board of directors (or a committee thereof) of the Company or any of its affiliates.

(a) All calculations and determinations under this Section shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the "Tax Counsel") whose determinations shall be conclusive and binding on the Company and the Executive for all purposes. For purposes of making the calculations and determinations required by this Section, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and the Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

6. Cooperation. The parties agree that certain matters in which the Executive will be involved during the Employment Term may necessitate the Executive's cooperation in the future. Accordingly, following the termination of the Executive's employment for any reason, to the extent reasonably requested by the Board, the Executive shall cooperate with the Company in connection with matters arising out of the Executive's service to the Company; provided that, the Company shall make reasonable efforts to minimize disruption of the Executive's other activities. The Company shall reimburse the Executive for reasonable expenses incurred in connection with such cooperation and, to the extent that the Executive is required to spend substantial time on such matters, the Company shall compensate the Executive at an hourly rate [based on the Executive's Base Salary on the Termination Date.

7. Confidential Information. The Executive understands and acknowledges that during the Employment Term, she will have access to and learn about Confidential Information, as defined below.

   7.1 Confidential Information Defined.

      (a) Definition.

           For purposes of this Agreement, "**Confidential Information**" includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic or any other form or medium.

           The Executive understands that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used.

           The Executive understands and agrees that Confidential Information includes information developed by her in the course of her employment by the Company as if the Company furnished the same Confidential Information to the Executive in the first instance. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Executive; provided that, such disclosure is through no direct or indirect fault of the Executive or person(s) acting on the Executive's behalf.

      (b) Company Creation and Use of Confidential Information.

           The Executive understands and acknowledges that the Company has invested, and continues to invest, substantial time, money and specialized knowledge into developing its resources, creating a customer base, generating customer and potential customer lists, training its employees, and improving its offerings in the field of Infrastructure Development. The Executive understands and acknowledges that as a result of these efforts, the Company has created, and continues to use and create Confidential Information. This Confidential Information provides the Company with a competitive advantage over others in the marketplace.

(c) Disclosure and Use Restrictions.

The Executive agrees and covenants: (i) to treat all Confidential Information as strictly confidential; (ii) not to directly or indirectly disclose, publish, communicate or make available Confidential Information, or allow it to be disclosed, published, communicated or made available, in whole or part, to any entity or person whatsoever (including other employees of the Company [Group]) not having a need to know and authority to know and use the Confidential Information in connection with the business of the Company and, in any event, not to anyone outside of the direct employ of the Company except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent); and (iii) not to access or use any Confidential Information, and not to copy any documents, records, files, media or other resources containing any Confidential Information, or remove any such documents, records, files, media or other resources from the premises or control of the Company, except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent). Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Executive understands and acknowledges that her obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon the Executive first having access to such Confidential Information (whether before or after she begins employment by the Company) and shall continue during and after her employment by the Company until such time as such Confidential Information has become public knowledge other than as a result of the Executive's breach of this Agreement or breach by those acting in concert with the Executive or on the Executive's behalf.]

8. Restrictive Covenants.

8.1 Acknowledgment. The Executive understands that the nature of the Executive's position gives her access to and knowledge of Confidential Information and places [him/her] in a position of trust and confidence with the Company. The Executive understands and acknowledges that the intellectual or artistic or executive services she provides to the Company are unique, special or extraordinary.

The Executive further understands and acknowledges that the Company's ability to reserve these for the exclusive knowledge and use of the Company is of great competitive importance and commercial value to the Company, and that improper use or disclosure by the Executive is likely to result in unfair or unlawful competitive activity.

Nothing herein shall prohibit the Executive from purchasing or owning less than five percent (5%) of the publicly traded securities of any corporation, provided that such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation.

This **Section 8** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

9. Non-disparagement. The Executive agrees and covenants that he will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Company or its businesses, or any of its employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties.

This **Section 9** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Company agrees and covenants that it shall cause its officers and directors to refrain from making any defamatory or disparaging remarks, comments or statements concerning the Executive to any third parties.

10. _Arbitration_. Any dispute, controversy or claim arising out of or related to this Agreement or any breach of this Agreement shall be submitted to and decided by binding arbitration. Arbitration shall be administered exclusively by the American Arbitration Association and shall be conducted consistent with the rules, regulations and requirements thereof as well as any requirements imposed by state law. Any arbitral award determination shall be final and binding upon the Parties.

11. Proprietary Rights.

11.1 <u>Work Product</u>. The Executive acknowledges and agrees that all writings, works of authorship, technology, inventions, discoveries, ideas and other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived or reduced to practice by the Executive individually or jointly with others during the period of his employment by the Company and relating in any way to the business or contemplated business, research or development of the Company (regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) and all printed, physical and electronic copies, all improvements, rights and claims related to the foregoing, and other tangible embodiments thereof (collectively, **"Work Product"**), as well as any and all rights in and to copyrights, trade secrets, trademarks (and related goodwill), patents and other intellectual property rights therein arising in any jurisdiction throughout the world and all related rights of priority under international conventions with respect thereto, including all pending and future applications and registrations therefor, and continuations, divisions, continuations-in-part, reissues, extensions and renewals thereof (collectively, **"Intellectual Property Rights"**), shall be the sole and exclusive property of the Company.

12. <u>Further Assurances; Power of Attorney</u>. During and after her employment, the Executive agrees to reasonably cooperate with the Company to (a) apply for, obtain, perfect and transfer to the Company the Work Product as well as an Intellectual Property Right in the Work Product in any jurisdiction in the world; and (b) maintain, protect and enforce the same, including, without limitation, executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments and other documents and instruments as shall be requested by the Company. The Executive hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on the Executive's behalf in his name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, issuance, prosecution and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if the Executive does not promptly cooperate with the Company's request (without limiting the rights the Company shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be affected by the Executive's subsequent incapacity.

13. <u>Governing Law: Jurisdiction and Venue</u>. This Agreement, for all purposes, shall be construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in the Commonwealth of Pennsylvania, County of York. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

14. <u>Entire Agreement</u>. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The

parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

15. <u>Modification and Waiver</u>. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and by the Chairman of the Board of Directors of the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

16. <u>Severability</u>. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by law.

The parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had not been set forth herein.

17. <u>Captions</u>. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

18. <u>Counterparts</u>. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

19. <u>Successors and Assigns</u>. This Agreement is personal to the Executive and shall not be assigned by the Executive. Any purported assignment by the Executive shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to

any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

Notice. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses as specified by the parties from time to time.

20. Representations of the Executive. The Executive represents and warrants to the Company that:

20.1 The Executive's acceptance of employment with the Company and the performance of his duties hereunder will not conflict with or result in a violation of, a breach of, or a default under any contract, agreement or understanding to which he is a party or is otherwise bound.

20.2 The Executive's acceptance of employment with the Company and the performance of his duties hereunder will not violate any non-solicitation, non-competition or other similar covenant or agreement of a prior employer.

21. Withholding. The Company shall have the right to withhold from any amount payable hereunder any Federal, state and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

22. Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

23. Acknowledgment of Full Understanding. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT HE HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT HE HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF HIS CHOICE BEFORE SIGNING THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Ameri Metro, Inc.

By [signature] THIS PAGE IS TO EXECUTIVE EMPLOYMENT AGREEMENT.

SHAH MATHIAS

Name: ~~James Becker~~

Title: President NONE BOARD MEMBER.

EXECUTIVE

RONALD SILBERSTEIN

SIGNATURE AGREED NEXT PAGE

[signature]

AS

Signature: _Ronald Silberstein_

Print Name: **Ronald Silberstein**

Employment Agreement

This Employment Agreement (the **"Agreement"**) is made and entered into as of November 1, 2016, by and between **Steven Trout** (the **"Executive as Treasurer/ Secretary "**) and **AMERI METRO, INC.**, a Delaware Corporation (the **"Company"**).

WHEREAS, the Company desires to employ the Executive on the terms and conditions set forth herein; and

WHEREAS, the Executive desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants, promises and obligations set forth herein, the parties agree as follows:

1. Term. The Executive's employment hereunder shall be effective as of the date of this Agreement (the **"Effective Date"**) and shall continue until the third anniversary thereof, unless terminated earlier pursuant to Section 5 of this Agreement[; provided that, on such third anniversary of the Effective Date and each annual anniversary thereafter, the Agreement shall be deemed to be automatically extended, upon the same terms and conditions, for successive periods of one year, unless either party provides written notice of its intention not to extend the term of the Agreement at least 90 days prior to the applicable Renewal Date. The period during which the Executive is employed by the Company hereunder is hereinafter referred to as the **"Employment Term"**.

2. Position and Duties.

    2.1 Position. During the Employment Term, the Executive shall serve as the Treasurer/ Secretary of the Company, reporting to the Board of Directors. In such position, the Executive shall have such duties, authority and responsibility as shall be determined from time to time by the Board of Directors, which duties, authority and responsibility are consistent with the Executive's position. The Executive shall, if requested, also serve as a member of the Board of Directors of the Company (the **"Board"**) or as an officer or director of any affiliate of the Company for no additional compensation.

    2.2 Duties. During the Employment Term, the Executive shall devote substantially all of her business time and attention to the performance of the Executive's duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without the prior written consent of the Board. Notwithstanding the foregoing, the Executive will be permitted to (a) with the prior written consent of the Board, which consent can be withheld by the Board in its discretion, act or serve as a director, trustee, committee member or principal of

any type of business, civic or charitable organization as long as such activities are disclosed in writing to the Company's Compliance Officer in accordance with the Company's Conflict of Interest Policy, and (b) purchase or own less than five percent (5%) of the publicly traded securities of any corporation; provided that, such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation; provided further that, the activities described in clauses (a) and (b) do not interfere with the performance of the Executive's duties and responsibilities to the Company as provided hereunder, including, but not limited to, the obligations set forth in **Section 2** hereof.

3. Place of Performance. The principal place of Executive's employment shall be [the Company's principal executive office] currently located in York, Pennsylvania, provided that, the Executive may be required to travel on Company business during the Employment Term.

4. Compensation.

4.1 Base Salary. The Company shall pay the Executive an annual rate of base salary of $600,000.00 in periodic installments in accordance with the Company's customary payroll practices, but no less frequently than monthly. The Executive's base salary shall be reviewed at least annually by the Board and the Board may, but shall not be required to, increase the base salary during the Employment Term. However, the Executive's base salary may not be decreased during the Employment Term [other than as part of an across-the-board salary reduction that applies in the same manner to all senior executives.

4.2 Annual Bonus.

For each fiscal year of the Employment Term, the Executive shall be eligible to receive an annual bonus (the **"Annual Bonus"**). However, the decision to provide any Annual Bonus and the amount and terms of any Annual Bonus shall be in the sole and absolute discretion of the Compensation Committee of the Board (the **"Compensation Committee"**).

(a) The Annual Bonus, if any, will be paid within two and a half (2 1/2) months after the end of the applicable fiscal year.

(b) Except as otherwise provided in **Section 5**, [(i) the Annual Bonus will be subject to the terms of the Company annual bonus plan under which it is granted and (ii) in order to be eligible to receive an Annual Bonus, the Executive must be employed by the Company on the last day of the applicable fiscal year that Annual Bonuses are paid].

4.3 Fringe Benefits and Perquisites. During the Employment Term, the Executive shall be entitled to fringe benefits and perquisites consistent with the practices of the Company, and to the extent the Company provides similar benefits or perquisites (or both) to similarly situated executives of the Company.

4.4 Employee Benefits. During the Employment Term, the Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company, as

in effect from time to time (collectively, "**Employee Benefit Plans**"), on a basis which is no less favorable than is provided to other similarly situated executives of the Company, to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or cancel any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

4.5 Vacation; Paid Time-off. During the Employment Term, the Executive will be entitled to paid vacation on a basis that is at least as favorable as that provided to other similarly situated executives of the Company. The Executive shall receive other paid time-off in accordance with the Company's policies for executive officers as such policies may exist from time to time.

4.6 Business Expenses. The Executive shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment and travel expenses incurred by the Executive in connection with the performance of the Executive's duties hereunder in accordance with the Company's expense reimbursement policies and procedures.

4.7 Indemnification.

(a) In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its affiliates with respect to this Agreement or the Executive's employment hereunder, by reason of the fact that the Executive is or was a director or officer of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, the Executive shall be indemnified and held harmless by the Company [to the fullest extent applicable to any other officer or director of the Company/to the maximum extent permitted under applicable law and the Company's bylaws] from and against any liabilities, costs, claims and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys' fees). Costs and expenses incurred by the Executive in defense of such Proceeding (including attorneys' fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.

(b) During the Employment Term and for a period of six (6) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors' and officers' liability insurance providing coverage to the Executive on terms that are no less favorable than the coverage provided to other directors and similarly situated executives of the Company.

4.8 [Clawback Provisions. Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based compensation, or any other compensation, paid to the Executive pursuant to this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

5. Termination of Employment. The Employment Term and the Executive's employment hereunder may be terminated by either the Company or the Executive at any time and for any reason; provided that, unless otherwise provided herein, either party shall be required to give the other party at least Sixty (60) days advance written notice of any termination of the Executive's employment. Upon termination of the Executive's employment during the Employment Term, the Executive shall be entitled to the compensation and benefits described in this **Section 5** and shall have no further rights to any compensation or any other benefits from the Company or any of its affiliates.

5.1 Expiration of the Term.

(a) The Executive's employment hereunder may be terminated upon either party's failure to renew the Agreement in accordance with **Section 1**, by the Company for Cause or by the Executive without Good Reason. If the Executive's employment is terminated upon either party's failure to renew the Agreement, the Executive shall be entitled to receive:

(i) any accrued but unpaid Base Salary and accrued but unused vacation which shall be paid on the Termination Date (as defined below)/within one (1) week following the Termination Date (as defined below)/on the pay date immediately following the Termination Date (as defined below) in accordance with the Company's customary payroll procedures;

(ii) any earned but unpaid Annual Bonus with respect to any completed fiscal year immediately preceding the Termination Date, which shall be paid on the otherwise applicable payment date except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement; provided that, if the Executive's employment is terminated by the Company for Cause, then any such accrued but unpaid Annual Bonus shall be forfeited;

(iii) reimbursement for unreimbursed business expenses properly incurred by the Executive, which shall be subject to and paid in accordance with the Company's expense reimbursement policy; and

(iv) such employee benefits (including equity compensation), if any, to which the Executive may be entitled under the Company's employee benefit plans as of

the Termination Date; provided that, in no event shall the Executive be entitled to any payments in the nature of severance or termination payments except as specifically provided herein.

Items 5.1(a)(i) through 5.1(a)(iv) are referred to herein collectively as the "**Accrued Amounts**".

(b) For purposes of this Agreement, "**Cause**" shall mean:

(i) the Executive's failure to perform her duties (other than any such failure resulting from incapacity due to physical or mental illness);

(ii) the Executive's willful failure to comply with any valid and legal directive of the Board of Directors;

(iii) the Executive's willful engagement in dishonesty, illegal conduct or gross misconduct, which is, in each case, materially injurious to the Company or its affiliates;

(iv) the Executive's embezzlement, misappropriation or fraud, whether or not related to the Executive's employment with the Company;

(v) the Executive's conviction of or plea of guilty or *nolo contendere* to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, materially impairs the Executive's ability to perform services for the Company or results in material, reputational or financial harm to the Company or its affiliates;

(vi) the Executive's violation of a material policy of the Company;

(vii) the Executive's willful unauthorized disclosure of Confidential Information (as defined below);

(viii) the Executive's material breach of any material obligation under this Agreement or any other written agreement between the Executive and the Company;

(ix) any material failure by the Executive to comply with the Company's written policies or rules, as they may be in effect from time to time during the Employment Term, if such failure causes material, reputational or financial harm to the Company.

For purposes of this provision, no act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the

Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

(c)   For purposes of this Agreement, **"Good Reason"** shall mean the occurrence of any of the following, in each case during the Employment Term without the Executive's written consent:

> (i)   a material reduction in the Executive's Base Salary other than a general reduction in Base Salary that affects all similarly situated executives in substantially the same proportions;

> (ii)   a material reduction in the Executive's Target Bonus opportunity;

> (iii)   any material breach by the Company of any material provision of this Agreement [or any material provision of any other agreement between the Executive and the Company;

> (iv)   the Company's failure to obtain an agreement from any successor to the Company to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no succession had taken place, except where such assumption occurs by operation of law;

> (v)   a material, adverse change in the Executive's title, authority, duties or responsibilities (other than temporarily while the Executive is physically or mentally incapacitated or as required by applicable law) taking into account the Company's size, status as a public company and capitalization as of the date of this Agreement.

The Executive cannot terminate her employment for Good Reason unless she has provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within thirty (30) days of the initial existence of such grounds and the Company has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If the Executive does not terminate her employment for Good Reason within thirty (30) days after the first occurrence of the applicable grounds, then the Executive will be deemed to have waived her right to terminate for Good Reason with respect to such grounds.

5.2   Death or Disability.

(a)   The Executive's employment hereunder shall terminate automatically upon the Executive's death during the Employment Term, and the Company may terminate the Executive's employment on account of the Executive's Disability.

(b) If the Executive's employment is terminated during the Employment Term on account of the Executive's death or Disability, the Executive (or the Executive's estate and/or beneficiaries, as the case may be) shall be entitled to receive the following:

    (i)   the Accrued Amounts; and

a lump sum payment equal to the Annual Bonus, if any, that the Executive would have earned for the fiscal year in which the Termination Date occurs based on the achievement of applicable performance goals for such year, which shall be payable on the date that annual bonuses are paid to the Company's similarly situated executives, but in no event later than two-and-a-half (2 1/2) months following the end of the [calendar/fiscal] year in which the Termination Date occurs.

(c) For purposes of this Agreement, Disability shall mean the Executive's inability, due to physical or mental incapacity, to substantially perform her duties and responsibilities under this Agreement for one hundred eighty (180) days out of any three hundred sixty-five (365) day period or one hundred twenty (120) consecutive days.

5.3   Notice of Termination. Any termination of the Executive's employment hereunder by the Company or by the Executive during the Employment Term (other than termination pursuant to Section 5.3(a) on account of the Executive's death) shall be communicated by written notice of termination ("**Notice of Termination**") to the other party hereto in accordance with **Section 0**. The Notice of Termination shall specify:

(a)   The termination provision of this Agreement relied upon;

(b)   To the extent applicable, the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated; and

(c)   The applicable Termination Date.

5.4   Termination Date. The Executive's Termination Date shall be:

(a)   If the Executive's employment hereunder terminates on account of the Executive's death, the date of the Executive's death;

(b)   If the Executive's employment hereunder is terminated on account of the Executive's Disability, the date that it is determined that the Executive has a Disability;

(c)   If the Company terminates the Executive's employment hereunder for Cause, the date the Notice of Termination is delivered to the Executive;

(d)   If the Company terminates the Executive's employment hereunder without Cause, the date specified in the Notice of Termination, which shall be no less than fourteen (14) days following the date on which the Notice of Termination is delivered; provided that, the Company

shall have the option to provide the Executive with a lump sum payment equal to fourteen (14) days' Base Salary in lieu of such notice, which shall be paid in a lump sum on the Executive's Termination Date and for all purposes of this Agreement, the Executive's Termination Date shall be the date on which such Notice of Termination is delivered;

(e)   If the Executive terminates her employment hereunder with or without Good Reason, the date specified in the Executive's Notice of Termination, which shall be no less than thirty (30) days following the date on which the Notice of Termination is delivered; provided that, the Company may waive all or any part of the thirty (30) day notice period for no consideration by giving written notice to the Executive and for all purposes of this Agreement, the Executive's Termination Date shall be the date determined by the Company; and

(f)   If the Executive's employment hereunder terminates because either party provides notice of non-renewal pursuant to **Section 1**, the Renewal Date immediately following the date on which the applicable party delivers notice of non-renewal.

Notwithstanding anything contained herein, the Termination Date shall not occur until the date on which the Executive incurs a "separation from service" within the meaning of Section 409A.

5.5   Resignation of All Other Positions. Upon termination of the Executive's employment hereunder for any reason, the Executive shall be deemed to have resigned from all positions that the Executive holds as an officer or member of the board of directors (or a committee thereof) of the Company or any of its affiliates.

(a)   All calculations and determinations under this Section 5.9 shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the "**Tax Counsel**") whose determinations shall be conclusive and binding on the Company and the Executive for all purposes. For purposes of making the calculations and determinations required by this Section 5.9, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and the Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section 5.9. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

6.   Cooperation. The parties agree that certain matters in which the Executive will be involved during the Employment Term may necessitate the Executive's Cooperation in the future. Accordingly, following the termination of the Executive's employment for any reason, to the extent reasonably requested by the Board, the Executive shall Cooperation with the Company in connection with matters arising out of the Executive's service to the Company; provided that, the Company shall make reasonable efforts to minimize disruption of the Executive's other activities. The Company shall reimburse the Executive for reasonable expenses incurred in connection with such Cooperation and, to the extent that the Executive is required to spend substantial time on

such matters, the Company shall compensate the Executive at an hourly rate [based on the Executive's Base Salary on the Termination Date.

7. Confidential Information. The Executive understands and acknowledges that during the Employment Term, she will have access to and learn about Confidential Information, as defined below.

   7.1 Confidential Information Defined.

      (a) Definition.

         For purposes of this Agreement, "**Confidential Information**" includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic or any other form or medium.

         The Executive understands that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used.

         The Executive understands and agrees that Confidential Information includes information developed by her in the course of her employment by the Company as if the Company furnished the same Confidential Information to the Executive in the first instance. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Executive; provided that, such disclosure is through no direct or indirect fault of the Executive or person(s) acting on the Executive's behalf.

      (b) Company Creation and Use of Confidential Information.

         The Executive understands and acknowledges that the Company has invested, and continues to invest, substantial time, money and specialized knowledge into developing its resources, creating a customer base, generating customer and potential customer lists, training its employees, and improving its offerings in the field of Infrastructure Development. The Executive understands and acknowledges that as a result of these efforts, the Company has created, and continues to use and create Confidential Information. This Confidential Information provides the Company with a competitive advantage over others in the marketplace.

      (c) Disclosure and Use Restrictions.

         The Executive agrees and covenants: (i) to treat all Confidential Information as strictly confidential; (ii) not to directly or indirectly disclose, publish, communicate or make available Confidential Information, or allow it to be disclosed, published, communicated or made available, in whole or part, to any entity or person whatsoever (including other employees of the Company [Group]) not having a need to know and authority to know and use the Confidential Information in connection with the business of the Company and, in any event, not to anyone outside of the direct employ of the Company except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the

Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent); and (iii) not to access or use any Confidential Information, and not to copy any documents, records, files, media or other resources containing any Confidential Information, or remove any such documents, records, files, media or other resources from the premises or control of the Company, except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent). Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Executive understands and acknowledges that her obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon the Executive first having access to such Confidential Information (whether before or after she begins employment by the Company) and shall continue during and after her employment by the Company until such time as such Confidential Information has become public knowledge other than as a result of the Executive's breach of this Agreement or breach by those acting in concert with the Executive or on the Executive's behalf.]

8. Restrictive Covenants.

8.1 Acknowledgment. The Executive understands that the nature of the Executive's position gives her access to and knowledge of Confidential Information and places [him/her] in a position of trust and confidence with the Company. The Executive understands and acknowledges that the intellectual or artistic or executive services she provides to the Company are unique, special or extraordinary.

The Executive further understands and acknowledges that the Company's ability to reserve these for the exclusive knowledge and use of the Company is of great competitive importance and commercial value to the Company, and that improper use or disclosure by the Executive is likely to result in unfair or unlawful competitive activity.

Nothing herein shall prohibit the Executive from purchasing or owning less than five percent (5%) of the publicly traded securities of any corporation, provided that such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation.

This **Section 8** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by

the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

9. Non-disparagement. The Executive agrees and covenants that she will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Company or its businesses, or any of its employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties.

This **Section 9** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Company agrees and covenants that it shall cause its officers and directors to refrain from making any defamatory or disparaging remarks, comments or statements concerning the Executive to any third parties.

10. Arbitration. Any dispute, controversy or claim arising out of or related to this Agreement or any breach of this Agreement shall be submitted to and decided by binding arbitration. Arbitration shall be administered exclusively by the American Arbitration Association and shall be conducted consistent with the rules, regulations and requirements thereof as well as any requirements imposed by state law. Any arbitral award determination shall be final and binding upon the Parties.

11. Proprietary Rights.

11.1 Work Product. The Executive acknowledges and agrees that all writings, works of authorship, technology, inventions, discoveries, ideas and other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived or reduced to practice by the Executive individually or jointly with others during the period of [his/her] employment by the Company and relating in any way to the business or contemplated business, research or development of the Company (regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) and all printed, physical and electronic copies, all improvements, rights and claims related to the foregoing, and other tangible embodiments thereof (collectively, **"Work Product"**), as well as any and all rights in and to copyrights, trade secrets, trademarks (and related goodwill), [mask works,] patents and other intellectual property rights therein arising in any jurisdiction throughout the world and all related rights of priority under international conventions with respect thereto, including all pending and future applications and registrations therefor, and continuations, divisions, continuations-in-part, reissues, extensions and renewals thereof

(collectively, **"Intellectual Property Rights"**), shall be the sole and exclusive property of the Company.

12. Further Assurances; Power of Attorney. During and after her employment, the Executive agrees to reasonably cooperate with the Company to (a) apply for, obtain, perfect and transfer to the Company the Work Product as well as an Intellectual Property Right in the Work Product in any jurisdiction in the world; and (b) maintain, protect and enforce the same, including, without limitation, executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments and other documents and instruments as shall be requested by the Company. The Executive hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on the Executive's behalf in [his/her] name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, issuance, prosecution and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if the Executive does not promptly cooperate with the Company's request (without limiting the rights the Company shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be affected by the Executive's subsequent incapacity.

13. Governing Law; Jurisdiction and Venue. This Agreement, for all purposes, shall be construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in the Commonwealth of Pennsylvania, County of York. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

14. Entire Agreement. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

15. Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and by the Chairman of the Board of Directors of the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

16. Severability. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by law.

The parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had not been set forth herein.

17. Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

18. Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

19. Successors and Assigns. This Agreement is personal to the Executive and shall not be assigned by the Executive. Any purported assignment by the Executive shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

Notice. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses as specified by the parties from time to time.

20. Representations of the Executive. The Executive represents and warrants to the Company that:

20.1 The Executive's acceptance of employment with the Company and the performance of her duties hereunder will not conflict with or result in a violation of, a breach of, or a default under any contract, agreement or understanding to which she is a party or is otherwise bound.

20.2 The Executive's acceptance of employment with the Company and the performance of [his/her] duties hereunder will not violate any non-solicitation, non-competition or other similar covenant or agreement of a prior employer.

21. <u>Withholding</u>. The Company shall have the right to withhold from any amount payable hereunder any Federal, state and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

22. <u>Survival</u>. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

23. <u>Acknowledgment of Full Understanding</u>. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF HER CHOICE BEFORE SIGNING THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Ameri Metro, Inc.

By_____

Name: **Deb Mathias**
Title: CEO

EXECUTIVE

Signature: _____

Print Name: **Steven Trout**

Employment Agreement

This Employment Agreement (the "**Agreement**") is made and entered into as of November 1, 2016, by and between **Robert Todd Reynold** (the "**Executive as CHIEF RISK OFFICER** ") and **AMERI METRO, INC.**, a Delaware Corporation (the "**Company**").

WHEREAS, the Company desires to employ the Executive on the terms and conditions set forth herein; and

WHEREAS, the Executive desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants, promises and obligations set forth herein, the parties agree as follows:

1. Term. The Executive's employment hereunder shall be effective as of the date of this Agreement (the "**Effective Date**") and shall continue until the third anniversary thereof, unless terminated earlier pursuant to Section 5 of this Agreement[; provided that, on such third anniversary of the Effective Date and each annual anniversary thereafter, the Agreement shall be deemed to be automatically extended, upon the same terms and conditions, for successive periods of one year, unless either party provides written notice of its intention not to extend the term of the Agreement at least 90 days prior to the applicable Renewal Date. The period during which the Executive is employed by the Company hereunder is hereinafter referred to as the "**Employment Term**".

2. Position and Duties.

    2.1 Position. During the Employment Term, the Executive shall serve as the Chief Risk Officer of the Company, reporting to the Board of Directors. In such position, the Executive shall have such duties, authority and responsibility as shall be determined from time to time by the Board of Directors, which duties, authority and responsibility are consistent with the Executive's position. The Executive shall, if requested, also serve as a member of the Board of Directors of the Company (the "**Board**") or as an officer or director of any affiliate of the Company for no additional compensation.

    2.2 Duties. During the Employment Term, the Executive shall devote substantially all of her business time and attention to the performance of the Executive's duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without the prior written consent of the Board. Notwithstanding the foregoing, the Executive will be permitted to (a) with the prior written consent of the Board, which consent can be withheld by the Board in its discretion, act or serve as a director, trustee, committee member or principal of

any type of business, civic or charitable organization as long as such activities are disclosed in writing to the Company's Compliance Officer in accordance with the Company's Conflict of Interest Policy, and (b) purchase or own less than five percent (5%) of the publicly traded securities of any corporation; provided that, such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation; provided further that, the activities described in clauses (a) and (b) do not interfere with the performance of the Executive's duties and responsibilities to the Company as provided hereunder, including, but not limited to, the obligations set forth in **Section 2** hereof.

3.   Place of Performance. The principal place of Executive's employment shall be [the Company's principal executive office] currently located in York, Pennsylvania, provided that, the Executive may be required to travel on Company business during the Employment Term.

4.   Compensation.

    4.1   Base Salary. The Company shall pay the Executive an annual rate of base salary of $500,000.00 in periodic installments in accordance with the Company's customary payroll practices, but no less frequently than monthly. The Executive's base salary shall be reviewed at least annually by the Board and the Board may, but shall not be required to, increase the base salary during the Employment Term. However, the Executive's base salary may not be decreased during the Employment Term [other than as part of an across-the-board salary reduction that applies in the same manner to all senior executives.

    4.2   Annual Bonus.

        For each fiscal year of the Employment Term, the Executive shall be eligible to receive an annual bonus (the **"Annual Bonus"**). However, the decision to provide any Annual Bonus and the amount and terms of any Annual Bonus shall be in the sole and absolute discretion of the Compensation Committee of the Board (the **"Compensation Committee"**).

        (a)   The Annual Bonus, if any, will be paid within two and a half (2 1/2) months after the end of the applicable fiscal year.

        (b)   Except as otherwise provided in **Section 5**, [(i) the Annual Bonus will be subject to the terms of the Company annual bonus plan under which it is granted and (ii) in order to be eligible to receive an Annual Bonus, the Executive must be employed by the Company on the last day of the applicable fiscal year that Annual Bonuses are paid].

    4.3   Fringe Benefits and Perquisites. During the Employment Term, the Executive shall be entitled to fringe benefits and perquisites consistent with the practices of the Company, and to the extent the Company provides similar benefits or perquisites (or both) to similarly situated executives of the Company.

    4.4   Employee Benefits. During the Employment Term, the Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company, as

in effect from time to time (collectively, **"Employee Benefit Plans"**), on a basis which is no less favorable than is provided to other similarly situated executives of the Company, to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or cancel any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

4.5 <u>Vacation; Paid Time-off</u>. During the Employment Term, the Executive will be entitled to paid vacation on a basis that is at least as favorable as that provided to other similarly situated executives of the Company. The Executive shall receive other paid time-off in accordance with the Company's policies for executive officers as such policies may exist from time to time.

4.6 <u>Business Expenses</u>. The Executive shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment and travel expenses incurred by the Executive in connection with the performance of the Executive's duties hereunder in accordance with the Company's expense reimbursement policies and procedures.

4.7 <u>Indemnification</u>.

(a) In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a **"Proceeding"**), other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its affiliates with respect to this Agreement or the Executive's employment hereunder, by reason of the fact that the Executive is or was a director or officer of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, the Executive shall be indemnified and held harmless by the Company [to the fullest extent applicable to any other officer or director of the Company/to the maximum extent permitted under applicable law and the Company's bylaws] from and against any liabilities, costs, claims and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys' fees). Costs and expenses incurred by the Executive in defense of such Proceeding (including attorneys' fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.

(b) During the Employment Term and for a period of six (6) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors' and officers' liability insurance providing coverage to the Executive on terms that are no less favorable than the coverage provided to other directors and similarly situated executives of the Company.

4.8 [Clawback Provisions. Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based compensation, or any other compensation, paid to the Executive pursuant to this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

5. Termination of Employment. The Employment Term and the Executive's employment hereunder may be terminated by either the Company or the Executive at any time and for any reason; provided that, unless otherwise provided herein, either party shall be required to give the other party at least Sixty (60) days advance written notice of any termination of the Executive's employment. Upon termination of the Executive's employment during the Employment Term, the Executive shall be entitled to the compensation and benefits described in this **Section 5** and shall have no further rights to any compensation or any other benefits from the Company or any of its affiliates.

5.1 Expiration of the Term.

(a) The Executive's employment hereunder may be terminated upon either party's failure to renew the Agreement in accordance with **Section 1**, by the Company for Cause or by the Executive without Good Reason. If the Executive's employment is terminated upon either party's failure to renew the Agreement, the Executive shall be entitled to receive:

(i) any accrued but unpaid Base Salary and accrued but unused vacation which shall be paid on the Termination Date (as defined below)/within one (1) week following the Termination Date (as defined below)/on the pay date immediately following the Termination Date (as defined below) in accordance with the Company's customary payroll procedures;

(ii) any earned but unpaid Annual Bonus with respect to any completed fiscal year immediately preceding the Termination Date, which shall be paid on the otherwise applicable payment date except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement; provided that, if the Executive's employment is terminated by the Company for Cause, then any such accrued but unpaid Annual Bonus shall be forfeited;

(iii) reimbursement for unreimbursed business expenses properly incurred by the Executive, which shall be subject to and paid in accordance with the Company's expense reimbursement policy; and

(iv) such employee benefits (including equity compensation), if any, to which the Executive may be entitled under the Company's employee benefit plans as of

the Termination Date; provided that, in no event shall the Executive be entitled to any payments in the nature of severance or termination payments except as specifically provided herein.

Items 5.1(a)(i) through 5.1(a)(iv) are referred to herein collectively as the **"Accrued Amounts"**.

    (b)   For purposes of this Agreement, **"Cause"** shall mean:

       (i)   the Executive's failure to perform her duties (other than any such failure resulting from incapacity due to physical or mental illness);

       (ii)   the Executive's willful failure to comply with any valid and legal directive of the Board of Directors;

       (iii) the Executive's willful engagement in dishonesty, illegal conduct or gross misconduct, which is, in each case, materially injurious to the Company or its affiliates;

       (iv) the Executive's embezzlement, misappropriation or fraud, whether or not related to the Executive's employment with the Company;

       (v)   the Executive's conviction of or plea of guilty or *nolo contendere* to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, materially impairs the Executive's ability to perform services for the Company or results in material, reputational or financial harm to the Company or its affiliates;

       (vi) the Executive's violation of a material policy of the Company;

       (vii) the Executive's willful unauthorized disclosure of Confidential Information (as defined below);

       (viii)   the Executive's material breach of any material obligation under this Agreement or any other written agreement between the Executive and the Company;

       (ix) any material failure by the Executive to comply with the Company's written policies or rules, as they may be in effect from time to time during the Employment Term, if such failure causes material, reputational or financial harm to the Company.

For purposes of this provision, no act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the

Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

(c) For purposes of this Agreement, **"Good Reason"** shall mean the occurrence of any of the following, in each case during the Employment Term without the Executive's written consent:

(i) a material reduction in the Executive's Base Salary other than a general reduction in Base Salary that affects all similarly situated executives in substantially the same proportions;

(ii) a material reduction in the Executive's Target Bonus opportunity;

(iii) any material breach by the Company of any material provision of this Agreement [or any material provision of any other agreement between the Executive and the Company;

(iv) the Company's failure to obtain an agreement from any successor to the Company to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no succession had taken place, except where such assumption occurs by operation of law;

(v) a material, adverse change in the Executive's title, authority, duties or responsibilities (other than temporarily while the Executive is physically or mentally incapacitated or as required by applicable law) taking into account the Company's size, status as a public company and capitalization as of the date of this Agreement.

The Executive cannot terminate her employment for Good Reason unless she has provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within thirty (30) days of the initial existence of such grounds and the Company has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If the Executive does not terminate her employment for Good Reason within thirty (30) days after the first occurrence of the applicable grounds, then the Executive will be deemed to have waived her right to terminate for Good Reason with respect to such grounds.

5.2 Death or Disability.

(a) The Executive's employment hereunder shall terminate automatically upon the Executive's death during the Employment Term, and the Company may terminate the Executive's employment on account of the Executive's Disability.

(b) If the Executive's employment is terminated during the Employment Term on account of the Executive's death or Disability, the Executive (or the Executive's estate and/or beneficiaries, as the case may be) shall be entitled to receive the following:

(i) the Accrued Amounts; and

a lump sum payment equal to the Annual Bonus, if any, that the Executive would have earned for the fiscal year in which the Termination Date occurs based on the achievement of applicable performance goals for such year, which shall be payable on the date that annual bonuses are paid to the Company's similarly situated executives, but in no event later than two-and-a-half (2 1/2) months following the end of the [calendar/fiscal] year in which the Termination Date occurs.

(c) For purposes of this Agreement, Disability shall mean the Executive's inability, due to physical or mental incapacity, to substantially perform her duties and responsibilities under this Agreement for one hundred eighty (180) days out of any three hundred sixty-five (365) day period or one hundred twenty (120) consecutive days.

5.3 Notice of Termination. Any termination of the Executive's employment hereunder by the Company or by the Executive during the Employment Term (other than termination pursuant to Section 5.3(a) on account of the Executive's death) shall be communicated by written notice of termination ("**Notice of Termination**") to the other party hereto in accordance with **Section 0**. The Notice of Termination shall specify:

(a) The termination provision of this Agreement relied upon;

(b) To the extent applicable, the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated; and

(c) The applicable Termination Date.

5.4 Termination Date. The Executive's Termination Date shall be:

(a) If the Executive's employment hereunder terminates on account of the Executive's death, the date of the Executive's death;

(b) If the Executive's employment hereunder is terminated on account of the Executive's Disability, the date that it is determined that the Executive has a Disability;

(c) If the Company terminates the Executive's employment hereunder for Cause, the date the Notice of Termination is delivered to the Executive;

(d) If the Company terminates the Executive's employment hereunder without Cause, the date specified in the Notice of Termination, which shall be no less than fourteen (14) days following the date on which the Notice of Termination is delivered; provided that, the Company

shall have the option to provide the Executive with a lump sum payment equal to fourteen (14) days' Base Salary in lieu of such notice, which shall be paid in a lump sum on the Executive's Termination Date and for all purposes of this Agreement, the Executive's Termination Date shall be the date on which such Notice of Termination is delivered;

(e)   If the Executive terminates her employment hereunder with or without Good Reason, the date specified in the Executive's Notice of Termination, which shall be no less than thirty (30) days following the date on which the Notice of Termination is delivered; provided that, the Company may waive all or any part of the thirty (30) day notice period for no consideration by giving written notice to the Executive and for all purposes of this Agreement, the Executive's Termination Date shall be the date determined by the Company; and

(f)   If the Executive's employment hereunder terminates because either party provides notice of non-renewal pursuant to **Section 1**, the Renewal Date immediately following the date on which the applicable party delivers notice of non-renewal.

Notwithstanding anything contained herein, the Termination Date shall not occur until the date on which the Executive incurs a "separation from service" within the meaning of Section 409A.

5.5   Resignation of All Other Positions. Upon termination of the Executive's employment hereunder for any reason, the Executive shall be deemed to have resigned from all positions that the Executive holds as an officer or member of the board of directors (or a committee thereof) of the Company or any of its affiliates.

(a)   All calculations and determinations under this Section 5.9 shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the "**Tax Counsel**") whose determinations shall be conclusive and binding on the Company and the Executive for all purposes. For purposes of making the calculations and determinations required by this Section 5.9, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and the Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section 5.9. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

6.   Cooperation. The parties agree that certain matters in which the Executive will be involved during the Employment Term may necessitate the Executive's Cooperation in the future. Accordingly, following the termination of the Executive's employment for any reason, to the extent reasonably requested by the Board, the Executive shall Cooperation with the Company in connection with matters arising out of the Executive's service to the Company; provided that, the Company shall make reasonable efforts to minimize disruption of the Executive's other activities. The Company shall reimburse the Executive for reasonable expenses incurred in connection with such Cooperation and, to the extent that the Executive is required to spend substantial time on

such matters, the Company shall compensate the Executive at an hourly rate [based on the Executive's Base Salary on the Termination Date.

7. <u>Confidential Information</u>. The Executive understands and acknowledges that during the Employment Term, she will have access to and learn about Confidential Information, as defined below.

    7.1   <u>Confidential Information Defined</u>.

        (a)   <u>Definition</u>.

        For purposes of this Agreement, **"Confidential Information"** includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic or any other form or medium.

        The Executive understands that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used.

        The Executive understands and agrees that Confidential Information includes information developed by her in the course of her employment by the Company as if the Company furnished the same Confidential Information to the Executive in the first instance. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Executive; provided that, such disclosure is through no direct or indirect fault of the Executive or person(s) acting on the Executive's behalf.

        (b)   <u>Company Creation and Use of Confidential Information</u>.

        The Executive understands and acknowledges that the Company has invested, and continues to invest, substantial time, money and specialized knowledge into developing its resources, creating a customer base, generating customer and potential customer lists, training its employees, and improving its offerings in the field of Infrastructure Development. The Executive understands and acknowledges that as a result of these efforts, the Company has created, and continues to use and create Confidential Information. This Confidential Information provides the Company with a competitive advantage over others in the marketplace.

        (c)   <u>Disclosure and Use Restrictions</u>.

        The Executive agrees and covenants: (i) to treat all Confidential Information as strictly confidential; (ii) not to directly or indirectly disclose, publish, communicate or make available Confidential Information, or allow it to be disclosed, published, communicated or made available, in whole or part, to any entity or person whatsoever (including other employees of the Company [Group]) not having a need to know and authority to know and use the Confidential Information in connection with the business of the Company and, in any event, not to anyone outside of the direct employ of the Company except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the

Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent); and (iii) not to access or use any Confidential Information, and not to copy any documents, records, files, media or other resources containing any Confidential Information, or remove any such documents, records, files, media or other resources from the premises or control of the Company, except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent). Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Executive understands and acknowledges that her obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon the Executive first having access to such Confidential Information (whether before or after she begins employment by the Company) and shall continue during and after her employment by the Company until such time as such Confidential Information has become public knowledge other than as a result of the Executive's breach of this Agreement or breach by those acting in concert with the Executive or on the Executive's behalf.]

8. Restrictive Covenants.

8.1 Acknowledgment. The Executive understands that the nature of the Executive's position gives her access to and knowledge of Confidential Information and places [him/her] in a position of trust and confidence with the Company. The Executive understands and acknowledges that the intellectual or artistic or executive services she provides to the Company are unique, special or extraordinary.

The Executive further understands and acknowledges that the Company's ability to reserve these for the exclusive knowledge and use of the Company is of great competitive importance and commercial value to the Company, and that improper use or disclosure by the Executive is likely to result in unfair or unlawful competitive activity.

Nothing herein shall prohibit the Executive from purchasing or owning less than five percent (5%) of the publicly traded securities of any corporation, provided that such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation.

This **Section 8** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by

the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

9. Non-disparagement. The Executive agrees and covenants that she will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Company or its businesses, or any of its employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties.

This **Section 9** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Company agrees and covenants that it shall cause its officers and directors to refrain from making any defamatory or disparaging remarks, comments or statements concerning the Executive to any third parties.

10. Arbitration. Any dispute, controversy or claim arising out of or related to this Agreement or any breach of this Agreement shall be submitted to and decided by binding arbitration. Arbitration shall be administered exclusively by the American Arbitration Association and shall be conducted consistent with the rules, regulations and requirements thereof as well as any requirements imposed by state law. Any arbitral award determination shall be final and binding upon the Parties.

11. Proprietary Rights.

11.1 Work Product. The Executive acknowledges and agrees that all writings, works of authorship, technology, inventions, discoveries, ideas and other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived or reduced to practice by the Executive individually or jointly with others during the period of [his/her] employment by the Company and relating in any way to the business or contemplated business, research or development of the Company (regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) and all printed, physical and electronic copies, all improvements, rights and claims related to the foregoing, and other tangible embodiments thereof (collectively, **"Work Product"**), as well as any and all rights in and to copyrights, trade secrets, trademarks (and related goodwill), [mask works,] patents and other intellectual property rights therein arising in any jurisdiction throughout the world and all related rights of priority under international conventions with respect thereto, including all pending and future applications and registrations therefor, and continuations, divisions, continuations-in-part, reissues, extensions and renewals thereof

(collectively, **"Intellectual Property Rights"**), shall be the sole and exclusive property of the Company.

12. <u>Further Assurances; Power of Attorney</u>. During and after her employment, the Executive agrees to reasonably cooperate with the Company to (a) apply for, obtain, perfect and transfer to the Company the Work Product as well as an Intellectual Property Right in the Work Product in any jurisdiction in the world; and (b) maintain, protect and enforce the same, including, without limitation, executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments and other documents and instruments as shall be requested by the Company. The Executive hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on the Executive's behalf in [his/her] name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, issuance, prosecution and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if the Executive does not promptly cooperate with the Company's request (without limiting the rights the Company shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be affected by the Executive's subsequent incapacity.

13. <u>Governing Law; Jurisdiction and Venue</u>. This Agreement, for all purposes, shall be construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in the Commonwealth of Pennsylvania, County of York. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

14. <u>Entire Agreement</u>. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

15. <u>Modification and Waiver</u>. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and by the Chairman of the Board of Directors of the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

16. <u>Severability</u>. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by law.

The parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had not been set forth herein.

17. <u>Captions</u>. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

18. <u>Counterparts</u>. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

19. <u>Successors and Assigns</u>. This Agreement is personal to the Executive and shall not be assigned by the Executive. Any purported assignment by the Executive shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

<u>Notice</u>. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses as specified by the parties from time to time.

20. <u>Representations of the Executive</u>. The Executive represents and warrants to the Company that:

20.1 The Executive's acceptance of employment with the Company and the performance of her duties hereunder will not conflict with or result in a violation of, a breach of, or a default under any contract, agreement or understanding to which she is a party or is otherwise bound.

20.2 The Executive's acceptance of employment with the Company and the performance of [his/her] duties hereunder will not violate any non-solicitation, non-competition or other similar covenant or agreement of a prior employer.

21. Withholding. The Company shall have the right to withhold from any amount payable hereunder any Federal, state and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

22. Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

23. Acknowledgment of Full Understanding. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF HER CHOICE BEFORE SIGNING THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Ameri Metro, Inc.

By_____

Name: **James Becker**
Title: President

EXECUTIVE

Signature: _____

Print Name: **Robert Todd Reynold**

Employment Agreement

This Employment Agreement (the **"Agreement"**) is made and entered into as of November 1, 2016, by and between **Shahjahan "Chuck" Mathias** (the **"Executive as Vice CEO"**) and **AMERI METRO, INC.**, a Delaware Corporation (the **"Company"**).

WHEREAS, the Company desires to employ the Executive on the terms and conditions set forth herein; and

WHEREAS, the Executive desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants, promises and obligations set forth herein, the parties agree as follows:

1. Term. The Executive's employment hereunder shall be effective as of the date of this Agreement (the **"Effective Date"**) and shall continue until the third anniversary thereof, unless terminated earlier pursuant to Section 5 of this Agreement[; provided that, on such third anniversary of the Effective Date and each annual anniversary thereafter, the Agreement shall be deemed to be automatically extended, upon the same terms and conditions, for successive periods of one year, unless either party provides written notice of its intention not to extend the term of the Agreement at least 90 days prior to the applicable Renewal Date. The period during which the Executive is employed by the Company hereunder is hereinafter referred to as the **"Employment Term"**.

2. Position and Duties.

   2.1 Position. During the Employment Term, the Executive shall serve as the Vice CEO of the Company, reporting to the Board of Directors. In such position, the Executive shall have such duties, authority and responsibility as shall be determined from time to time by the Board of Directors, which duties, authority and responsibility are consistent with the Executive's position. The Executive shall, if requested, also serve as a member of the Board of Directors of the Company (the **"Board"**) or as an officer or director of any affiliate of the Company for no additional compensation.

   2.2 Duties. During the Employment Term, the Executive shall devote substantially all of her business time and attention to the performance of the Executive's duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without the prior written consent of the Board. Notwithstanding the foregoing, the Executive will be permitted to (a) with the prior written consent of the Board, which consent can be withheld by the Board in its discretion, act or serve as a director, trustee, committee member or principal of

any type of business, civic or charitable organization as long as such activities are disclosed in writing to the Company's Compliance Officer in accordance with the Company's Conflict of Interest Policy, and (b) purchase or own less than five percent (5%) of the publicly traded securities of any corporation; provided that, such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation; provided further that, the activities described in clauses (a) and (b) do not interfere with the performance of the Executive's duties and responsibilities to the Company as provided hereunder, including, but not limited to, the obligations set forth in **Section 2** hereof.

3. Place of Performance. The principal place of Executive's employment shall be [the Company's principal executive office] currently located in York, Pennsylvania, provided that, the Executive may be required to travel on Company business during the Employment Term.

4. Compensation.

4.1 Base Salary. The Company shall pay the Executive an annual rate of base salary of $750,000.00 in periodic installments in accordance with the Company's customary payroll practices, but no less frequently than monthly. The Executive's base salary shall be reviewed at least annually by the Board and the Board may, but shall not be required to, increase the base salary during the Employment Term. However, the Executive's base salary may not be decreased during the Employment Term [other than as part of an across-the-board salary reduction that applies in the same manner to all senior executives.

4.2 Annual Bonus.

For each fiscal year of the Employment Term, the Executive shall be eligible to receive an annual bonus (the **"Annual Bonus"**). However, the decision to provide any Annual Bonus and the amount and terms of any Annual Bonus shall be in the sole and absolute discretion of the Compensation Committee of the Board (the **"Compensation Committee"**).

(a) The Annual Bonus, if any, will be paid within two and a half (2 1/2) months after the end of the applicable fiscal year.

(b) Except as otherwise provided in **Section 5**, [(i) the Annual Bonus will be subject to the terms of the Company annual bonus plan under which it is granted and (ii) in order to be eligible to receive an Annual Bonus, the Executive must be employed by the Company on the last day of the applicable fiscal year that Annual Bonuses are paid].

4.3 Fringe Benefits and Perquisites. During the Employment Term, the Executive shall be entitled to fringe benefits and perquisites consistent with the practices of the Company, and to the extent the Company provides similar benefits or perquisites (or both) to similarly situated executives of the Company.

4.4 Employee Benefits. During the Employment Term, the Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company, as

in effect from time to time (collectively, **"Employee Benefit Plans"**), on a basis which is no less favorable than is provided to other similarly situated executives of the Company, to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or cancel any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

4.5 <u>Vacation; Paid Time-off</u>. During the Employment Term, the Executive will be entitled to paid vacation on a basis that is at least as favorable as that provided to other similarly situated executives of the Company. The Executive shall receive other paid time-off in accordance with the Company's policies for executive officers as such policies may exist from time to time.

4.6 <u>Business Expenses</u>. The Executive shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment and travel expenses incurred by the Executive in connection with the performance of the Executive's duties hereunder in accordance with the Company's expense reimbursement policies and procedures.

4.7 <u>Indemnification</u>.

(a) In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a **"Proceeding"**), other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its affiliates with respect to this Agreement or the Executive's employment hereunder, by reason of the fact that the Executive is or was a director or officer of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, the Executive shall be indemnified and held harmless by the Company [to the fullest extent applicable to any other officer or director of the Company/to the maximum extent permitted under applicable law and the Company's bylaws] from and against any liabilities, costs, claims and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys' fees). Costs and expenses incurred by the Executive in defense of such Proceeding (including attorneys' fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.

(b) During the Employment Term and for a period of six (6) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors' and officers' liability insurance providing coverage to the Executive on terms that are no less favorable than the coverage provided to other directors and similarly situated executives of the Company.

4.8 [Clawback Provisions. Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based compensation, or any other compensation, paid to the Executive pursuant to this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

5. Termination of Employment. The Employment Term and the Executive's employment hereunder may be terminated by either the Company or the Executive at any time and for any reason; provided that, unless otherwise provided herein, either party shall be required to give the other party at least Sixty (60) days advance written notice of any termination of the Executive's employment. Upon termination of the Executive's employment during the Employment Term, the Executive shall be entitled to the compensation and benefits described in this **Section 5** and shall have no further rights to any compensation or any other benefits from the Company or any of its affiliates.

5.1 Expiration of the Term.

(a) The Executive's employment hereunder may be terminated upon either party's failure to renew the Agreement in accordance with **Section 1**, by the Company for Cause or by the Executive without Good Reason. If the Executive's employment is terminated upon either party's failure to renew the Agreement, the Executive shall be entitled to receive:

(i) any accrued but unpaid Base Salary and accrued but unused vacation which shall be paid on the Termination Date (as defined below)/within one (1) week following the Termination Date (as defined below)/on the pay date immediately following the Termination Date (as defined below) in accordance with the Company's customary payroll procedures;

(ii) any earned but unpaid Annual Bonus with respect to any completed fiscal year immediately preceding the Termination Date, which shall be paid on the otherwise applicable payment date except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement; provided that, if the Executive's employment is terminated by the Company for Cause, then any such accrued but unpaid Annual Bonus shall be forfeited;

(iii) reimbursement for unreimbursed business expenses properly incurred by the Executive, which shall be subject to and paid in accordance with the Company's expense reimbursement policy; and

(iv) such employee benefits (including equity compensation), if any, to which the Executive may be entitled under the Company's employee benefit plans as of

the Termination Date; provided that, in no event shall the Executive be entitled to any payments in the nature of severance or termination payments except as specifically provided herein.

Items 5.1(a)(i) through 5.1(a)(iv) are referred to herein collectively as the "**Accrued Amounts**".

    (b)   For purposes of this Agreement, "**Cause**" shall mean:

        (i)   the Executive's failure to perform her duties (other than any such failure resulting from incapacity due to physical or mental illness);

        (ii)   the Executive's willful failure to comply with any valid and legal directive of the Board of Directors;

        (iii)   the Executive's willful engagement in dishonesty, illegal conduct or gross misconduct, which is, in each case, materially injurious to the Company or its affiliates;

        (iv)   the Executive's embezzlement, misappropriation or fraud, whether or not related to the Executive's employment with the Company;

        (v)   the Executive's conviction of or plea of guilty or *nolo contendere* to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, materially impairs the Executive's ability to perform services for the Company or results in material, reputational or financial harm to the Company or its affiliates;

        (vi)   the Executive's violation of a material policy of the Company;

        (vii) the Executive's willful unauthorized disclosure of Confidential Information (as defined below);

        (viii)   the Executive's material breach of any material obligation under this Agreement or any other written agreement between the Executive and the Company;

        (ix)   any material failure by the Executive to comply with the Company's written policies or rules, as they may be in effect from time to time during the Employment Term, if such failure causes material, reputational or financial harm to the Company.

For purposes of this provision, no act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the

Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

(c) For purposes of this Agreement, **"Good Reason"** shall mean the occurrence of any of the following, in each case during the Employment Term without the Executive's written consent:

> (i) a material reduction in the Executive's Base Salary other than a general reduction in Base Salary that affects all similarly situated executives in substantially the same proportions;

> (ii) a material reduction in the Executive's Target Bonus opportunity;

> (iii) any material breach by the Company of any material provision of this Agreement [or any material provision of any other agreement between the Executive and the Company;

> (iv) the Company's failure to obtain an agreement from any successor to the Company to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no succession had taken place, except where such assumption occurs by operation of law;

> (v) a material, adverse change in the Executive's title, authority, duties or responsibilities (other than temporarily while the Executive is physically or mentally incapacitated or as required by applicable law) taking into account the Company's size, status as a public company and capitalization as of the date of this Agreement.

The Executive cannot terminate her employment for Good Reason unless she has provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within thirty (30) days of the initial existence of such grounds and the Company has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If the Executive does not terminate her employment for Good Reason within thirty (30) days after the first occurrence of the applicable grounds, then the Executive will be deemed to have waived her right to terminate for Good Reason with respect to such grounds.

5.2 Death or Disability.

(a) The Executive's employment hereunder shall terminate automatically upon the Executive's death during the Employment Term, and the Company may terminate the Executive's employment on account of the Executive's Disability.

(b)   If the Executive's employment is terminated during the Employment Term on account of the Executive's death or Disability, the Executive (or the Executive's estate and/or beneficiaries, as the case may be) shall be entitled to receive the following:

(i)   the Accrued Amounts; and

a lump sum payment equal to the Annual Bonus, if any, that the Executive would have earned for the fiscal year in which the Termination Date occurs based on the achievement of applicable performance goals for such year, which shall be payable on the date that annual bonuses are paid to the Company's similarly situated executives, but in no event later than two-and-a-half (2 1/2) months following the end of the [calendar/fiscal] year in which the Termination Date occurs.

(c)   For purposes of this Agreement, Disability shall mean the Executive's inability, due to physical or mental incapacity, to substantially perform her duties and responsibilities under this Agreement for one hundred eighty (180) days out of any three hundred sixty-five (365) day period or one hundred twenty (120) consecutive days.

5.3   <u>Notice of Termination</u>. Any termination of the Executive's employment hereunder by the Company or by the Executive during the Employment Term (other than termination pursuant to Section 5.3(a) on account of the Executive's death) shall be communicated by written notice of termination ("**Notice of Termination**") to the other party hereto in accordance with **Section 0**. The Notice of Termination shall specify:

(a)   The termination provision of this Agreement relied upon;

(b)   To the extent applicable, the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated; and

(c)   The applicable Termination Date.

5.4   <u>Termination Date</u>. The Executive's Termination Date shall be:

(a)   If the Executive's employment hereunder terminates on account of the Executive's death, the date of the Executive's death;

(b)   If the Executive's employment hereunder is terminated on account of the Executive's Disability, the date that it is determined that the Executive has a Disability;

(c)   If the Company terminates the Executive's employment hereunder for Cause, the date the Notice of Termination is delivered to the Executive;

(d)   If the Company terminates the Executive's employment hereunder without Cause, the date specified in the Notice of Termination, which shall be no less than fourteen (14) days following the date on which the Notice of Termination is delivered; provided that, the Company

shall have the option to provide the Executive with a lump sum payment equal to fourteen (14) days' Base Salary in lieu of such notice, which shall be paid in a lump sum on the Executive's Termination Date and for all purposes of this Agreement, the Executive's Termination Date shall be the date on which such Notice of Termination is delivered;

(e) If the Executive terminates her employment hereunder with or without Good Reason, the date specified in the Executive's Notice of Termination, which shall be no less than thirty (30) days following the date on which the Notice of Termination is delivered; provided that, the Company may waive all or any part of the thirty (30) day notice period for no consideration by giving written notice to the Executive and for all purposes of this Agreement, the Executive's Termination Date shall be the date determined by the Company; and

(f) If the Executive's employment hereunder terminates because either party provides notice of non-renewal pursuant to **Section 1**, the Renewal Date immediately following the date on which the applicable party delivers notice of non-renewal.

Notwithstanding anything contained herein, the Termination Date shall not occur until the date on which the Executive incurs a "separation from service" within the meaning of Section 409A.

5.5   Resignation of All Other Positions. Upon termination of the Executive's employment hereunder for any reason, the Executive shall be deemed to have resigned from all positions that the Executive holds as an officer or member of the board of directors (or a committee thereof) of the Company or any of its affiliates.

(a) All calculations and determinations under this Section 5.9 shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the **"Tax Counsel"**) whose determinations shall be conclusive and binding on the Company and the Executive for all purposes. For purposes of making the calculations and determinations required by this Section 5.9, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and the Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section 5.9. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

6.   Cooperation. The parties agree that certain matters in which the Executive will be involved during the Employment Term may necessitate the Executive's Cooperation in the future. Accordingly, following the termination of the Executive's employment for any reason, to the extent reasonably requested by the Board, the Executive shall Cooperation with the Company in connection with matters arising out of the Executive's service to the Company; provided that, the Company shall make reasonable efforts to minimize disruption of the Executive's other activities. The Company shall reimburse the Executive for reasonable expenses incurred in connection with such Cooperation and, to the extent that the Executive is required to spend substantial time on

such matters, the Company shall compensate the Executive at an hourly rate [based on the Executive's Base Salary on the Termination Date.

7. <u>Confidential Information</u>. The Executive understands and acknowledges that during the Employment Term, she will have access to and learn about Confidential Information, as defined below.

    7.1 <u>Confidential Information Defined</u>.

        (a) <u>Definition</u>.

For purposes of this Agreement, **"Confidential Information"** includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic or any other form or medium.

The Executive understands that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used.

The Executive understands and agrees that Confidential Information includes information developed by her in the course of her employment by the Company as if the Company furnished the same Confidential Information to the Executive in the first instance. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Executive; provided that, such disclosure is through no direct or indirect fault of the Executive or person(s) acting on the Executive's behalf.

        (b) <u>Company Creation and Use of Confidential Information</u>.

The Executive understands and acknowledges that the Company has invested, and continues to invest, substantial time, money and specialized knowledge into developing its resources, creating a customer base, generating customer and potential customer lists, training its employees, and improving its offerings in the field of Infrastructure Development. The Executive understands and acknowledges that as a result of these efforts, the Company has created, and continues to use and create Confidential Information. This Confidential Information provides the Company with a competitive advantage over others in the marketplace.

        (c) <u>Disclosure and Use Restrictions</u>.

The Executive agrees and covenants: (i) to treat all Confidential Information as strictly confidential; (ii) not to directly or indirectly disclose, publish, communicate or make available Confidential Information, or allow it to be disclosed, published, communicated or made available, in whole or part, to any entity or person whatsoever (including other employees of the Company [Group]) not having a need to know and authority to know and use the Confidential Information in connection with the business of the Company and, in any event, not to anyone outside of the direct employ of the Company except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the

Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent); and (iii) not to access or use any Confidential Information, and not to copy any documents, records, files, media or other resources containing any Confidential Information, or remove any such documents, records, files, media or other resources from the premises or control of the Company, except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent). Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Executive understands and acknowledges that her obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon the Executive first having access to such Confidential Information (whether before or after she begins employment by the Company) and shall continue during and after her employment by the Company until such time as such Confidential Information has become public knowledge other than as a result of the Executive's breach of this Agreement or breach by those acting in concert with the Executive or on the Executive's behalf.]

8. Restrictive Covenants.

8.1 Acknowledgment. The Executive understands that the nature of the Executive's position gives her access to and knowledge of Confidential Information and places [him/her] in a position of trust and confidence with the Company. The Executive understands and acknowledges that the intellectual or artistic or executive services she provides to the Company are unique, special or extraordinary.

The Executive further understands and acknowledges that the Company's ability to reserve these for the exclusive knowledge and use of the Company is of great competitive importance and commercial value to the Company, and that improper use or disclosure by the Executive is likely to result in unfair or unlawful competitive activity.

Nothing herein shall prohibit the Executive from purchasing or owning less than five percent (5%) of the publicly traded securities of any corporation, provided that such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation.

This **Section 8** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by

the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

9. Non-disparagement. The Executive agrees and covenants that she will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Company or its businesses, or any of its employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties.

This **Section 9** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Company agrees and covenants that it shall cause its officers and directors to refrain from making any defamatory or disparaging remarks, comments or statements concerning the Executive to any third parties.

10. Arbitration. Any dispute, controversy or claim arising out of or related to this Agreement or any breach of this Agreement shall be submitted to and decided by binding arbitration. Arbitration shall be administered exclusively by the American Arbitration Association and shall be conducted consistent with the rules, regulations and requirements thereof as well as any requirements imposed by state law. Any arbitral award determination shall be final and binding upon the Parties.

11. Proprietary Rights.

11.1 Work Product. The Executive acknowledges and agrees that all writings, works of authorship, technology, inventions, discoveries, ideas and other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived or reduced to practice by the Executive individually or jointly with others during the period of [his/her] employment by the Company and relating in any way to the business or contemplated business, research or development of the Company (regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) and all printed, physical and electronic copies, all improvements, rights and claims related to the foregoing, and other tangible embodiments thereof (collectively, **"Work Product"**), as well as any and all rights in and to copyrights, trade secrets, trademarks (and related goodwill), [mask works,] patents and other intellectual property rights therein arising in any jurisdiction throughout the world and all related rights of priority under international conventions with respect thereto, including all pending and future applications and registrations therefor, and continuations, divisions, continuations-in-part, reissues, extensions and renewals thereof

(collectively, **"Intellectual Property Rights"**), shall be the sole and exclusive property of the Company.

12. <u>Further Assurances; Power of Attorney</u>. During and after her employment, the Executive agrees to reasonably cooperate with the Company to (a) apply for, obtain, perfect and transfer to the Company the Work Product as well as an Intellectual Property Right in the Work Product in any jurisdiction in the world; and (b) maintain, protect and enforce the same, including, without limitation, executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments and other documents and instruments as shall be requested by the Company. The Executive hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on the Executive's behalf in [his/her] name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, issuance, prosecution and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if the Executive does not promptly cooperate with the Company's request (without limiting the rights the Company shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be affected by the Executive's subsequent incapacity.

13. <u>Governing Law; Jurisdiction and Venue</u>. This Agreement, for all purposes, shall be construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in the Commonwealth of Pennsylvania, County of York. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

14. <u>Entire Agreement</u>. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

15. <u>Modification and Waiver</u>. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and by the Chairman of the Board of Directors of the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

16. Severability. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by law.

The parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had not been set forth herein.

17. Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

18. Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

19. Successors and Assigns. This Agreement is personal to the Executive and shall not be assigned by the Executive. Any purported assignment by the Executive shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

Notice. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses as specified by the parties from time to time.

20. Representations of the Executive. The Executive represents and warrants to the Company that:

20.1 The Executive's acceptance of employment with the Company and the performance of her duties hereunder will not conflict with or result in a violation of, a breach of, or a default under any contract, agreement or understanding to which she is a party or is otherwise bound.

20.2 The Executive's acceptance of employment with the Company and the performance of [his/her] duties hereunder will not violate any non-solicitation, non-competition or other similar covenant or agreement of a prior employer.

21. Withholding. The Company shall have the right to withhold from any amount payable hereunder any Federal, state and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

22. Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

23. Acknowledgment of Full Understanding. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF HER CHOICE BEFORE SIGNING THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Ameri Metro, Inc.

By_____

Name: **Deb Mathias**
Title: CEO

EXECUTIVE

Signature: _____

Print Name: **Shahjahan "Chuck" Mathias**

Employment Agreement

This Employment Agreement (the "**Agreement**") is made and entered into as of December 3, 2014, by and between **Jerry Stahlman** (the "**Executive**") and **AMERI METRO, INC**, a Delaware Corporation (the "**Company**").

WHEREAS, the Company desires to employ the Executive on the terms and conditions set forth herein; and

WHEREAS, the Executive desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants, promises and obligations set forth herein, the parties agree as follows:

1. Term. The Executive's employment hereunder shall be effective as of the date of this agreement (the "December 3, 2014- "Effective Date") and shall continue until the third anniversary thereof, unless terminated earlier pursuant to Section 5 of this Agreement; provided that, on such third anniversary of the Effective Date and each annual anniversary thereafter (such date and each annual anniversary thereof, a "**Renewal Date**"), the Agreement shall be deemed to be automatically extended, upon the same terms and conditions, for successive periods of one year, unless either party provides written notice of its intention not to extend the term of the Agreement at least 90 days' prior to the applicable Renewal Date. The period during which the Executive is employed by the Company hereunder is hereinafter referred to as the "**Employment Term**".

2. Position and Duties.

    2.1 Position. During the Employment Term, the Executive shall serve as the Chief Engineer of the Company, reporting to the PRESIDENT. In such position, the Executive shall have such duties, authority and responsibility as shall be determined from time to time by PRESIDENT which duties, authority and responsibility are consistent with the Executive's position. The Executive shall, if requested, also serve as a member of the board of directors of the Company (the "**Board**") or as an officer or director of any affiliate of the Company for no additional compensation.

2.2   Duties. During the Employment Term, the Executive shall devote substantially all of [his/her] business time and attention to the performance of the Executive's duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without the prior written consent of the Board. Notwithstanding the foregoing, the Executive will be permitted to (a) with the prior written consent of the Board [(which consent will not be unreasonably withheld or delayed) OR (which consent can be withheld by the Board in its discretion)] act or serve as a director, trustee, committee member or principal of any type of business, civic or charitable organization as long as such activities are disclosed in writing to the Company's Compliance Officer in accordance with the Company's CONFLICT OF INTEREST POLICY, and (b) purchase or own less than five percent (5%) of the publicly traded securities of any corporation; provided that, such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation; provided further that, the activities described in clauses (a) and (b) do not interfere with the performance of the Executive's duties and responsibilities to the Company as provided hereunder, including, but not limited to, the obligations set forth in **Section 2** hereof.]

3.   Place of Performance. The principal place of Executive's employment shall be the Company's principal executive office currently located in York, PA provided that, the Executive may be required to travel on Company business during the Employment Term.

4.   Compensation.

4.1   Base Salary. The Company shall pay the Executive an annual rate of base salary of $175,000.00 (One Hundred Seventy Five Thousand dollars) in periodic installments in accordance with the Company's customary payroll practices, but no less frequently than monthly. The Executive's base salary shall be reviewed at least annually by the Board and the Board may, but shall not be required to, increase the base salary during the Employment Term. However, the Executive's base salary may not be decreased during the Employment Term other than as part of an across-the-board salary reduction that applies in the same manner to all senior executives.

4.2   Annual Bonus.

(a)   For each fiscal year of the Employment Term, the Executive shall be eligible to receive an annual bonus (the "**Annual Bonus**"). However, the decision to provide any Annual Bonus and the amount and terms of any Annual Bonus shall be in the sole and absolute discretion of the Compensation Committee of the Board (the "**Compensation Committee**").

(a) The Annual Bonus, if any, will be paid within two and a half (2 1/2) months after the end of the applicable fiscal year.

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(b) Except as otherwise provided in **Section 5**, [(i) the Annual Bonus will be subject to the terms of the Company annual bonus plan under which it is granted and (ii)] in order to be eligible to receive an Annual Bonus, the Executive must be employed by the Company on the last day of the applicable fiscal year that Annual Bonuses are paid.

4.3 Signing Bonus. The Executive shall be entitled to stock option of 0.00025 of class B 4,000,000,000 authorized shares (0.00025x4,000,000,000), as a signing bonus (the "**Signing Bonus**").

4.4 Fringe Benefits and Perquisites. During the Employment Term, the Executive shall be entitled to fringe benefits and perquisites consistent with the practices of the Company, and to the extent the Company provides similar benefits or perquisites (or both) to similarly situated executives of the Company.

4.5 Employee Benefits. During the Employment Term, the Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company, as in effect from time to time (collectively, "**Employee Benefit Plans**")[, on a basis which is no less favorable than is provided to other similarly situated executives of the Company], to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or cancel any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

4.6 Vacation; Paid Time-off. During the Employment Term, the Executive shall be entitled to paid vacation on a basis that is at least as favorable as that provided to other similarly situated executives of the Company. The Executive shall receive other paid time-off in accordance with the Company's policies for executive officers as such policies may exist from time to time.

4.7 Business Expenses. The Executive shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment and travel expenses incurred by the Executive in connection with the performance of the Executive's duties hereunder in accordance with the Company's expense reimbursement policies and procedures.

4.8 Indemnification.

(a) In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its affiliates with respect to this Agreement or the Executive's employment hereunder, by reason of the fact that the Executive is or was a director or officer of the Company, or any affiliate of the Company, or is or was serving at the request of the

Company as a director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, the Executive shall be indemnified and held harmless by the Company [to the fullest extent applicable to any other officer or director of the Company/to the maximum extent permitted under applicable law and the Company's bylaws] from and against any liabilities, costs, claims and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys' fees). [Costs and expenses incurred by the Executive in defense of such Proceeding (including attorneys' fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.]

(b)   During the Employment Term and for a period of six (6) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors' and officers' liability insurance providing coverage to the Executive on terms that are no less favorable than the coverage provided to other directors and similarly situated executives of the Company.

4.9   Clawback Provisions. Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based compensation, or any other compensation, paid to the Executive pursuant to this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement.

5.   Termination of Employment. The Employment Term and the Executive's employment hereunder may be terminated by either the Company or the Executive at any time and for any reason; provided that, unless otherwise provided herein, either party shall be required to give the other party at least sixty (60) days advance written notice of any termination of the Executive's employment. Upon termination of the Executive's employment during the Employment Term, the Executive shall be entitled to the compensation and benefits described in this **Section 5** and shall have no further rights to any compensation or any other benefits from the Company or any of its affiliates.

5.1   Expiration of the Term.

(a)   The Executive's employment hereunder may be terminated upon either party's failure to renew the Agreement in accordance with **Section 1**, by the Company for **"Cause"** or by the Executive without **"Good Reason"**. If the Executive's employment is terminated upon either party's failure to renew the Agreement, or by the Company without "**Cause**", or by the Executive for "**Good Reason**", or by Death or Disability of the Executive, the Executive shall be entitled to receive:

(i)   any accrued but unpaid Base Salary and accrued but unused vacation which shall be paid on the Termination Date (as defined below)/within one (1) week following the Termination Date (as defined below)/on the pay date immediately following the Termination Date (as defined below) in accordance with the Company's customary payroll procedures;

(ii) any earned but unpaid Annual Bonus with respect to any completed fiscal year immediately preceding the Termination Date, which shall be paid on the otherwise applicable payment date except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement; provided that, if the Executive's employment is terminated by the Company for Cause, then any such accrued but unpaid Annual Bonus shall be forfeited

(iii) reimbursement for unreimbursed business expenses properly incurred by the Executive, which shall be subject to and paid in accordance with the Company's expense reimbursement policy; and

(iv) such employee benefits (including equity compensation), if any, to which the Executive may be entitled under the Company's employee benefit plans as of the Termination Date; provided that, in no event shall the Executive be entitled to any payments in the nature of severance or termination payments except as specifically provided herein.

(v)   all outstanding unvested stock options/stock appreciation rights, equity-based compensation awards granted to the Executive during the Employment Term shall become fully vested and exercisable for the remainder of their full term;

Items 5.1(a)(i) through 5.1(a)(iv) are referred to herein collectively as the "**Accrued Amounts**".

(b) For purposes of this Agreement, "**Cause**" shall mean:

(i)   the Executive's failure to perform his/her duties other than any such failure resulting from incapacity due to physical or mental illness

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(ii) the Executive's willful failure to comply with any valid and legal directive of the Board of Directors.

(iii) the Executive's [willful engagement in dishonesty, illegal conduct or gross misconduct, which is, in each case, materially injurious to the Company or its affiliates;

(iv) the Executive's embezzlement, misappropriation or fraud, whether or not related to the Executive's employment with the Company;

(v) the Executive's conviction of or plea of guilty or *nolo contendere* to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, materially impairs the Executive's ability to perform services for the Company or results in material, reputational or financial harm to the Company or its affiliates;

(vi) the Executive's violation of a material policy of the Company;

(vii) the Executive's willful unauthorized disclosure of Confidential Information (as defined below);

(viii) the Executive's material breach of any material obligation under this Agreement or any other written agreement between the Executive and the Company;

(ix) any material failure by the Executive to comply with the Company's written policies or rules, as they may be in effect from time to time during the Employment Term, if such failure causes material, reputational or financial harm to the Company.

For purposes of this provision, no act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

(c) For purposes of this Agreement, "**Good Reason**" shall mean the occurrence of any of the following, in each case during the Employment Term without the Executive's written consent:

(i) a material reduction in the Executive's Base Salary other than a general reduction in Base Salary that affects all similarly situated executives in substantially the same proportions;

(ii) a material reduction in the Executive's Target Bonus opportunity;

(iii) any material breach by the Company of any material provision of this Agreement or any material provision of any other agreement between the Executive and the Company;

(iv) the Company's failure to obtain an agreement from any successor to the Company to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no succession had taken place, except where such assumption occurs by operation of law;

(v) a material, adverse change in the Executive's title, authority, duties or responsibilities (other than temporarily while the Executive is physically or mentally incapacitated or as required by applicable law) taking into account the Company's size, status as a public company and capitalization as of the date of this Agreement;

The Executive cannot terminate [his/her] employment for Good Reason unless he has provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason and the Company has had at least 30 days from the date on which such notice is provided to cure such circumstances.

Death or Disability.

(d) The Executive's employment hereunder shall terminate automatically upon the Executive's death during the Employment Term, and the Company may terminate the Executive's employment on account of the Executive's Disability.

(e) If the Executive's employment is terminated during the Employment Term on account of the Executive's death or Disability, the Executive (or the Executive's estate and/or beneficiaries, as the case may be) shall be entitled to receive the following:

(i) the Accrued Amounts; and

(ii) [a lump sum payment equal to the Annual Bonus, if any, that the Executive would have earned for the fiscal year in which the Termination Date occurs based on the achievement of applicable performance goals for such year, which shall be payable on the date that annual bonuses are paid to the Company's similarly situated

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executives, but in no event later than two-and-a-half (2 1/2) months following the end of the [calendar/fiscal] year in which the Termination Date occurs.

(iii) all outstanding unvested stock options/stock appreciation rights, equity-based compensation awards granted to the Executive during the Employment Term shall become fully vested and exercisable for the remainder of their full term.

(f) For purposes of this Agreement, Disability shall mean the Executive's inability, due to physical or mental incapacity, to substantially perform [his/her] duties and responsibilities under this Agreement for one hundred eighty (180) days out of any three hundred sixty-five (365) day period [or one hundred twenty (120) consecutive days].

5.2 Notice of Termination. Any termination of the Executive's employment hereunder by the Company or by the Executive during the Employment Term (other than termination pursuant to Section 5.3(a) on account of the Executive's death) shall be communicated by written notice of termination ("**Notice of Termination**") to the other party hereto in accordance with **Section 20**. The Notice of Termination shall specify:

(a) The termination provision of this Agreement relied upon;

(b) To the extent applicable, the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated; and

(c) The applicable Termination Date.

5.3 Termination Date. The Executive's Termination Date shall be:

(a) If the Executive's employment hereunder terminates on account of the Executive's death, the date of the Executive's death;

(b) If the Executive's employment hereunder is terminated on account of the Executive's Disability, the date that it is determined that the Executive has a Disability;

(c) If the Company terminates the Executive's employment hereunder for Cause, the date the Notice of Termination is delivered to the Executive;

(d) If the Company terminates the Executive's employment hereunder without Cause, the date specified in the Notice of Termination, which shall be no less than fourteen (14) days following the date on which the Notice of Termination is delivered; provided that, the Company shall have the option to provide the Executive with a lump sum payment equal to fourteen (14) days' Base Salary in lieu of such notice, which shall be paid in a lump sum on the Executive's Termination Date and for all purposes of this

Agreement, the Executive's Termination Date shall be the date on which such Notice of Termination is delivered;

(e) If the Executive terminates [his/her] employment hereunder with or without Good Reason, the date specified in the Executive's Notice of Termination, which shall be no less than 30 days following the date on which the Notice of Termination is delivered; [provided that, the Company may waive all or any part of the 30 day notice period for no consideration by giving written notice to the Executive and for all purposes of this Agreement, the Executive's Termination Date shall be the date determined by the Company]; and

(f) If the Executive's employment hereunder terminates because either party provides notice of non-renewal pursuant to **Section 1**, the Renewal Date immediately following the date on which the applicable party delivers notice of non-renewal.

Notwithstanding anything contained herein, the Termination Date shall not occur until the date on which the Executive incurs a "separation from service" within the meaning of Section 409A.

5.4 Resignation of All Other Positions. Upon termination of the Executive's employment hereunder for any reason, the Executive shall be deemed to have resigned from all positions that the Executive holds as an officer or member of the board of directors (or a committee thereof) of the Company or any of its affiliates.

6. Cooperation. The parties agree that certain matters in which the Executive will be involved during the Employment Term may necessitate the Executive's cooperation in the future. Accordingly, following the termination of the Executive's employment for any reason, to the extent reasonably requested by the Board, the Executive shall cooperate with the Company in connection with matters arising out of the Executive's service to the Company; provided that, the Company shall make reasonable efforts to minimize disruption of the Executive's other activities. The Company shall reimburse the Executive for reasonable expenses incurred in connection with such cooperation and, to the extent that the Executive is required to spend substantial time on such matters, the Company shall compensate the Executive at an hourly rate [based on the Executive's Base Salary on the Termination Date.

7. Confidential Information. The Executive understands and acknowledges that during the Employment Term, [he/she] will have access to and learn about Confidential Information, as defined below.

7.1 Confidential Information Defined.

(a) Definition.

For purposes of this Agreement, **"Confidential Information"** includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic or any other form or medium.

The Executive understands that the above list is not exhaustive, and that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used.

The Executive understands and agrees that Confidential Information includes information developed by [him/her] in the course of [his/her] employment by the Company as if the Company furnished the same Confidential Information to the Executive in the first instance. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Executive; provided that, such disclosure is through no direct or indirect fault of the Executive or person(s) acting on the Executive's behalf.

(b)   Company Creation and Use of Confidential Information.

The Executive understands and acknowledges that the Company has invested, and continues to invest, substantial time, money and specialized knowledge into developing its resources, creating a customer base, generating customer and potential customer lists, training its employees, and improving its offerings in the field of Infrastructure Development. The Executive understands and acknowledges that as a result of these efforts, the Company has created, and continues to use and create Confidential Information. This Confidential Information provides the Company with a competitive advantage over others in the marketplace.

(c)   Disclosure and Use Restrictions.

The Executive agrees and covenants: (i) to treat all Confidential Information as strictly confidential; (ii) not to directly or indirectly disclose, publish, communicate or make available Confidential Information, or allow it to be disclosed, published, communicated or made available, in whole or part, to any entity or person whatsoever (including other employees of the Company not having a need to know and authority to know and use the Confidential Information in connection with the business of the Company [Group] and, in any event, not to anyone outside of the direct employ of the Company [Group] except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent); and (iii) not to access or use any Confidential Information, and not to copy any documents, records, files, media or other resources containing any Confidential Information, or remove any such documents, records, files, media or other resources from the premises or control of the Company , except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent). Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Executive understands and acknowledges that [his/her] obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon the Executive first having access to such Confidential Information (whether before or after [he/she] begins employment by the Company) and shall continue during and after [his/her] employment by the Company until such time as such Confidential Information has become public knowledge other than as a result of the Executive's breach of this Agreement or breach by those acting in concert with the Executive or on the Executive's behalf.

8. Restrictive Covenants.

8.1 Acknowledgment. The Executive understands that the nature of the Executive's position gives [him/her] access to and knowledge of Confidential Information and places [him/her] in a position of trust and confidence with the Company. The Executive understands and acknowledges that the intellectual or artistic or executive services [he/she] provides to the Company are unique, special or extraordinary.

The Executive further understands and acknowledges that the Company's ability to reserve these for the exclusive knowledge and use of the Company is of great competitive importance and commercial value to the Company, and that improper use or disclosure by the Executive is likely to result in unfair or unlawful competitive activity.

Nothing herein shall prohibit the Executive from purchasing or owning less than five percent (5%) of the publicly traded securities of any corporation, provided that such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation.

This **Section 8** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

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9. <u>Non-disparagement</u>. The Executive agrees and covenants that [he/she] will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Company or its businesses, or any of its employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties.

This **Section 9** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Company agrees and covenants that it shall cause its officers and directors to refrain from making any defamatory or disparaging remarks, comments or statements concerning the Executive to any third parties.

10. <u>Arbitration</u>. Any dispute, controversy or claim arising out of or related to this Agreement or any breach of this Agreement shall be submitted to and decided by binding arbitration. Arbitration shall be administered exclusively by the American Arbitration Association and shall be conducted consistent with the rules, regulations and requirements thereof as well as any requirements imposed by state law. Any arbitral award determination shall be final and binding upon the Parties.

11. <u>Proprietary Rights</u>.

11.1 <u>Work Product</u>. The Executive acknowledges and agrees that all writings, works of authorship, technology, inventions, discoveries, ideas and other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived or reduced to practice by the Executive individually or jointly with others during the period of [his/her] employment by the Company and relating in any way to the business or contemplated business, research or development of the Company (regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) and all printed, physical and electronic copies, all improvements, rights and claims related to the foregoing, and other tangible embodiments thereof (collectively, **"Work Product"**), as well as any and all rights in and to copyrights, trade secrets, trademarks (and related goodwill), [mask works,] patents and other intellectual property rights therein arising in any jurisdiction throughout the world and all related rights of priority under international conventions with respect thereto, including all pending and future applications and registrations therefor, and continuations, divisions, continuations-in-part, reissues, extensions and renewals thereof (collectively, **"Intellectual Property Rights"**), shall be the sole and exclusive property of the Company.

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12. Further Assurances; Power of Attorney. During and after [his/her] employment, the Executive agrees to reasonably cooperate with the Company to (a) apply for, obtain, perfect and transfer to the Company the Work Product as well as an Intellectual Property Right in the Work Product in any jurisdiction in the world; and (b) maintain, protect and enforce the same, including, without limitation, executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments and other documents and instruments as shall be requested by the Company. The Executive hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on the Executive's behalf in [his/her] name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, issuance, prosecution and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if the Executive does not promptly cooperate with the Company's request (without limiting the rights the Company shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be affected by the Executive's subsequent incapacity.

13. Governing Law; Jurisdiction and Venue. This Agreement, for all purposes, shall be construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in the Commonwealth of Pennsylvania, county of York. The parties hereby irrevocably submit to the [non-]exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

14. Entire Agreement. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

15. Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and by the President of the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

16. Severability. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall

be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by law.

The parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had not been set forth herein.

17. Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

18. Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

19. Successors and Assigns. This Agreement is personal to the Executive and shall not be assigned by the Executive. Any purported assignment by the Executive shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

20. Notice. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses as specified by the parties from time to time.

21. Representations of the Executive. The Executive represents and warrants to the Company that:

21.1 The Executive's acceptance of employment with the Company and the performance of [his/her] duties hereunder will not conflict with or result in a violation of, a breach of, or a default under any contract, agreement or understanding to which [he/she] is a party or is otherwise bound.

21.2 The Executive's acceptance of employment with the Company and the performance of [his/her] duties hereunder will not violate any non-solicitation, non-competition or other similar covenant or agreement of a prior employer.

22. Withholding. The Company shall have the right to withhold from any amount payable hereunder any Federal, state and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

23. Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

24. Acknowledgment of Full Understanding. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT [HE/SHE] HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT [HE/SHE] HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF [HIS/HER] CHOICE BEFORE SIGNING THIS AGREEMENT.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

AMERI METRO, INC

By

Name: Naresh Mirchandani
Title: CFO.

EXECUTIVE

Signature:
Print Name: Jerry Stahlman

Employment Agreement

This Employment Agreement (the "**Agreement**") is made and entered into as of August 4, 2015, by and between ~~Harold Hatchett~~ (the "**Executive as CFO**") and **AMERI METRO, INC.**, a Delaware Corporation (the "**Company**"). J. HAROLD HATCHETT, III JHH

WHEREAS, the Company desires to employ the Executive on the terms and conditions set forth herein; and

WHEREAS, the Executive desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants, promises and obligations set forth herein, the parties agree as follows:

1. Term. The Executive's employment hereunder shall be effective as of the date of this Agreement (the "**Effective Date**") and shall continue until the third anniversary thereof, unless terminated earlier pursuant to Section 5 of this Agreement[; provided that, on such third anniversary of the Effective Date and each annual anniversary thereafter, the Agreement shall be deemed to be automatically extended, upon the same terms and conditions, for successive periods of one year, unless either party provides written notice of its intention not to extend the term of the Agreement at least 90 days prior to the applicable Renewal Date. The period during which the Executive is employed by the Company hereunder is hereinafter referred to as the "**Employment Term**".

WITH A START DATE OF JAN 1, 2016 OR SOONER IF MUTUALLY AGREED JHH

2. Position and Duties.

2.1 Position. During the Employment Term, the Executive shall serve as the Chief Financial Officer (CFO) of the Company, reporting to the Board of Directors. In such position, the Executive shall have such duties, authority and responsibility as shall be determined from time to time by the Board of Directors, which duties, authority and responsibility are consistent with the Executive's position. The Executive shall, if requested, also serve as a member of the Board of Directors of the Company (the "**Board**") or as an officer or director of any affiliate of the Company for no additional compensation.

2.2 Duties. During the Employment Term, the Executive shall devote substantially all of ~~her~~ his business time and attention to the performance of the Executive's duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without the prior written consent of the Board. Notwithstanding the foregoing, the Executive will be permitted to (a) with the prior written consent of the Board, which consent can be withheld by the Board in its discretion, act or serve as a director, trustee, committee member or principal of

JHH

any type of business, civic or charitable organization as long as such activities are disclosed in writing to the Company's Compliance Officer in accordance with the Company's Conflict of Interest Policy, and (b) purchase or own less than five percent (5%) of the publicly traded securities of any corporation; provided that, such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation; provided further that, the activities described in clauses (a) and (b) do not interfere with the performance of the Executive's duties and responsibilities to the Company as provided hereunder, including, but not limited to, the obligations set forth in **Section 2** hereof.

3. Place of Performance. The principal place of Executive's employment shall be [the Company's principal executive office] currently located in York, Pennsylvania, provided that, the Executive may be required to travel on Company business during the Employment Term.

4. Compensation.

4.1 Base Salary. The Company shall pay A ~~stipend~~ salary to the Executive AT an annual rate of ~~base salary of~~ $350,000.00.Salary shall be for full time position initial annual BASE SALARY ~~stipend~~ salary is effected upon planed IPO in periodic installments in accordance with the Company's customary payroll practices, but no less frequently than monthly. The Executive's base salary shall be reviewed at least annually by the Board and the Board may, but shall not be required to, increase the base salary during the Employment Term. However, the Executive's base salary may not be decreased during the Employment Term [other than as part of an across-the-board salary reduction that applies in the same manner to all senior executives.]

SALARY FROM AGREEMENT DATE OF AUG 4, 2015 SHALL ACCRUE AT A MONTHLY AMOUNT OF $29,167 UNTIL IPO IS TRANSACTED. ALL ACCRUED SALARY WILL BE PAID NO LESS THAN 60 CALENDAR DAYS AFTER IPO DATE. JHH SM

ANY AMOUNT REDUCED FROM AGREEMENT WILL BE DEFERRED UNTIL AMOUNT RESUMES TO AGREED AMOUNT. DEFERRED AMOUNT WILL BE PAID NO LATER THAN 60 CALENDAR DAYS FROM THAT DATE. JHH SM

4.2 Annual Bonus. VESTING ~~VESTED~~ STOCK

For each fiscal year of the Employment Term, the Executive shall be eligible to receive an annual bonus (the "**Annual Bonus**"). However, the decision to provide any Annual Bonus and the amount and terms of any Annual Bonus shall be in the sole and absolute discretion of the Compensation Committee of the Board (the "**Compensation Committee**").

ANY VESTING STOCK FOR THAT FISCAL YEAR IS ACCELARATED AND VESTED JHH SM

(a) The Annual Bonus, if any, will be paid within two and a half (2 1/2) months after the end of the applicable fiscal year.

(b) Except as otherwise provided in **Section 5**, [(i) the Annual Bonus will be subject to the terms of the Company annual bonus plan under which it is granted and (ii) in order to be eligible to receive an Annual Bonus, the Executive must be employed by the Company on the last day of the applicable fiscal year that Annual Bonuses are paid].

4.3 Fringe Benefits and Perquisites. During the Employment Term, the Executive shall be entitled to fringe benefits and perquisites consistent with the practices of the Company, and to the extent the Company provides similar benefits or perquisites (or both) to similarly situated executives of the Company.

4.4 Employee Benefits. During the Employment Term, the Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company, as in effect from time to time (collectively, "**Employee Benefit Plans**"), on a basis which is no less favorable than is provided to other similarly situated executives of the Company, to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or cancel any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

4.5 Vacation; Paid Time-off. During the Employment Term, the Executive will be entitled to ~~paid vacation on a basis that is at least as favorable as that provided to other similarly situated executives of the Company.~~ The Executive shall receive other paid time-off in accordance with the Company's policies for executive officers as such policies may exist from time to time.

TO A MINIMUM OF 4 WEEKS PAID VACATION PER YEAR. ANY UNUSED CAN ROLLOVER TO FOLLOWING YEAR. IF EMPLOYMENT IS TERMINATED BY EITHER PARTY ACCRUED VACATION PAY IS PAYABLE UPON DEPARTURE.

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4.6 Business Expenses. The Executive shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment and travel expenses incurred by the Executive in connection with the performance of the Executive's duties hereunder in accordance with the Company's expense reimbursement policies and procedures.

4.7 Indemnification.

(a) In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its affiliates with respect to this Agreement or the Executive's employment hereunder, by reason of the fact that the Executive is or was a director or officer of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, the Executive shall be indemnified and held harmless by the Company [to the fullest extent applicable to any other officer or director of the Company/to the maximum extent permitted under applicable law and the Company's bylaws] from and against any liabilities, costs, claims and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys' fees). Costs and expenses incurred by the Executive in defense of such Proceeding (including attorneys' fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.

(b) During the Employment Term and for a period of six (6) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors' and officers' liability insurance providing coverage to the Executive on terms that are

no less favorable than the coverage provided to other directors and similarly situated executives of the Company.

4.8 [Clawback Provisions. Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based compensation, or any other compensation, paid to the Executive pursuant to this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

5. Termination of Employment. The Employment Term and the Executive's employment hereunder may be terminated by either the Company or the Executive at any time and for any reason; provided that, unless otherwise provided herein, either party shall be required to give the other party at least Sixty (60) days advance written notice of any termination of the Executive's employment. Upon termination of the Executive's employment during the Employment Term, the Executive shall be entitled to the compensation and benefits described in this **Section 5** and shall have no further rights to any compensation or any other benefits from the Company or any of its affiliates.

5.1 Expiration of the Term. OF EARLY TERMINATION WITHOUT CAUSE JHH

(a) The Executive's employment hereunder may be terminated upon either party's failure to renew the Agreement in accordance with **Section 1**, by the Company for Cause or by the Executive without Good Reason. If the Executive's employment is terminated upon either party's failure to renew the Agreement, the Executive shall be entitled to receive:

(i) any accrued but unpaid Base Salary and accrued but unused vacation which shall be paid on the Termination Date (as defined below)/within one (1) week following the Termination Date (as defined below)/on the pay date immediately following the Termination Date (as defined below) in accordance with the Company's customary payroll procedures;

(ii) any earned but unpaid Annual Bonus with respect to any completed fiscal year immediately preceding the Termination Date, which shall be paid on the otherwise applicable payment date except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement; provided that, if the Executive's employment is terminated by the Company for Cause, then any such accrued but unpaid Annual Bonus shall be forfeited;

(iii) reimbursement for unreimbursed business expenses properly incurred by the Executive, which shall be subject to and paid in accordance with the Company's expense reimbursement policy; and

(iv) such employee benefits (including equity compensation), if any, to which the Executive may be entitled under the Company's employee benefit plans as of the Termination Date; provided that, in no event shall the Executive be entitled to any payments in the nature of severance or termination payments except as specifically provided herein.

Items 5.1(a)(i) through 5.1(a)(iv) are referred to herein collectively as the "**Accrued Amounts**".

(b) For purposes of this Agreement, "**Cause**" shall mean:

(i) the Executive's failure to perform her duties (other than any such failure resulting from incapacity due to physical or mental illness);

(ii) the Executive's willful failure to comply with any valid and legal directive of the Board of Directors;

(iii) the Executive's willful engagement in dishonesty, illegal conduct or gross misconduct, which is, in each case, materially injurious to the Company or its affiliates;

(iv) the Executive's embezzlement, misappropriation or fraud, whether or not related to the Executive's employment with the Company;

(v) the Executive's conviction of or plea of guilty or *nolo contendere* to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, materially impairs the Executive's ability to perform services for the Company or results in material, reputational or financial harm to the Company or its affiliates;

(vi) the Executive's violation of a material policy of the Company;

(vii) the Executive's willful unauthorized disclosure of Confidential Information (as defined below);

(viii) the Executive's material breach of any material obligation under this Agreement or any other written agreement between the Executive and the Company;

(ix) any material failure by the Executive to comply with the Company's written policies or rules, as they may be in effect from time to time during the Employment Term, if such failure causes material, reputational or financial harm to the Company.

For purposes of this provision, no act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

(c) For purposes of this Agreement, **"Good Reason"** shall mean the occurrence of any of the following, in each case during the Employment Term without the Executive's written consent:

(i) a material reduction in the Executive's Base Salary other than a general reduction in Base Salary that affects all similarly situated executives in substantially the same proportions;

(ii) a material reduction in the Executive's Target Bonus opportunity;

(iii) any material breach by the Company of any material provision of this Agreement [or any material provision of any other agreement between the Executive and the Company;

(iv) the Company's failure to obtain an agreement from any successor to the Company to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no succession had taken place, except where such assumption occurs by operation of law;

(v) a material, adverse change in the Executive's title, authority, duties or responsibilities (other than temporarily while the Executive is physically or mentally incapacitated or as required by applicable law) taking into account the Company's size, status as a public company and capitalization as of the date of this Agreement.

(vi) EXECUTIVE SALARY HAS NOT COMMENCED TO BE PAID BY MARCH 31, 2016.

The Executive cannot terminate ~~her~~ HIS employment for Good Reason unless ~~she~~ HE has provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within thirty (30) days of the initial existence of such grounds and the Company has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If the Executive does not terminate ~~her~~ his employment for Good Reason within thirty (30) days after the first occurrence of the applicable grounds, then the Executive will be deemed to have waived ~~her~~ his right to terminate for Good Reason with respect to such grounds. OR INCIDENT

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5.2 Death or Disability.

(a) The Executive's employment hereunder shall terminate automatically upon the Executive's death during the Employment Term, ~~and the Company may terminate the Executive's employment on account of the Executive's Disability.~~

~AND ESTATE/BENEFICIARY WILL RECEIVE SALARY UNTIL END OF EMPLOYMENT TERM JHH 4/1

(b) If the Executive's employment is terminated during the Employment Term on account of the Executive's death ~~or Disability~~, the Executive (or the Executive's estate and/or beneficiaries, as the case may be) shall be entitled to receive the following:

(i) the Accrued Amounts; and

a lump sum payment equal to the Annual Bonus, if any, that the Executive would have earned for the fiscal year in which the Termination Date occurs based on the achievement of applicable performance goals for such year, which shall be payable on the date that annual bonuses are paid to the Company's similarly situated executives, but in no event later than two-and-a-half (2 1/2) months following the end of the [calendar/fiscal] year in which the Termination Date occurs.

(c) For purposes of this Agreement, Disability shall mean the Executive's inability, due to physical or mental incapacity, to substantially perform her duties and responsibilities under this Agreement for one hundred eighty (180) days out of any three hundred sixty-five (365) day period or one hundred twenty (120) consecutive days.

5.3 Notice of Termination. Any termination of the Executive's employment hereunder by the Company or by the Executive during the Employment Term (other than termination pursuant to Section 5.3(a) on account of the Executive's death) shall be communicated by written notice of termination ("**Notice of Termination**") to the other party hereto in accordance with **Section 0**. The Notice of Termination shall specify:

(a) The termination provision of this Agreement relied upon;

(b) To the extent applicable, the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated; and

(c) The applicable Termination Date.

5.4 Termination Date. The Executive's Termination Date shall be:

(a) If the Executive's employment hereunder terminates on account of the Executive's death, the date of the Executive's death;

(b) If the Executive's employment hereunder is terminated on account of the Executive's Disability, the date that it is determined that the Executive has a Disability;

(c) If the Company terminates the Executive's employment hereunder for Cause, the date the Notice of Termination is delivered to the Executive;

(d) If the Company terminates the Executive's employment hereunder without Cause, the date specified in the Notice of Termination, which shall be no less than fourteen (14) days following the date on which the Notice of Termination is delivered; provided that, the Company shall ~~have the option to~~ provide the Executive with a lump sum payment equal to ~~fourteen (14) days'~~ Base Salary in lieu of such notice, which shall be paid in a lump sum on the Executive's Termination Date and for all purposes of this Agreement, the Executive's Termination Date shall be the date on which such Notice of Termination is delivered; TERM LEFT ON THE AGREEMENT OR IF LESS THAN 12 MONTHS 12 MONTH'S JHH

(e) If the Executive terminates ~~her~~ his employment hereunder with or without Good Reason, the date specified in the Executive's Notice of Termination, which shall be no less than thirty (30) days following the date on which the Notice of Termination is delivered; provided that, the Company may waive all or any part of the thirty (30) day notice period for no consideration by giving written notice to the Executive and for all purposes of this Agreement, the Executive's Termination Date shall be the date determined by the Company; and

(f) If the Executive's employment hereunder terminates because either party provides notice of non-renewal pursuant to **Section 1**, the Renewal Date immediately following the date on which the applicable party delivers notice of non-renewal. FOR NON-RENEWAL BY COMPANY ONE YEAR BASE SALARY SEVERANCE IS TO BE PAID NO LESS THAN 30 CALENDAR DAYS AFTER NON-RENEWAL NOTICE.

Notwithstanding anything contained herein, the Termination Date shall not occur until the date on which the Executive incurs a "separation from service" within the meaning of Section 409A.

5.5 Resignation of All Other Positions. Upon termination of the Executive's employment hereunder for any reason, the Executive shall be deemed to have resigned from all positions that the Executive holds as an officer or member of the board of directors (or a committee thereof) of the Company or any of its affiliates.

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(a) All calculations and determinations under this Section 5.9 shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the **"Tax Counsel"**) whose determinations shall be conclusive and binding on the Company and the Executive for all purposes. For purposes of making the calculations and determinations required by this Section 5.9, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and the Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section 5.9. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

6. Cooperation. The parties agree that certain matters in which the Executive will be involved during the Employment Term may necessitate the Executive's cooperation in the future. Accordingly, following the termination of the Executive's employment for any reason, to the extent reasonably requested by the Board, the Executive shall cooperate with the Company in connection with matters arising out of the Executive's service to the Company; provided that, the

Company shall make reasonable efforts to minimize disruption of the Executive's other activities. The Company shall reimburse the Executive for reasonable expenses incurred in connection with such cooperation and, to the extent that the Executive is required to spend substantial time on such matters, the Company shall compensate the Executive at an hourly rate [based on the Executive's Base Salary on the Termination Date.

7. <u>Confidential Information</u>. The Executive understands and acknowledges that during the Employment Term, she will have access to and learn about Confidential Information, as defined below.

7.1 <u>Confidential Information Defined</u>.

(a) <u>Definition</u>.

For purposes of this Agreement, "**Confidential Information**" includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic or any other form or medium.

The Executive understands that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used.

The Executive understands and agrees that Confidential Information includes information developed by ~~her~~ him in the course of ~~her~~ his employment by the Company as if the Company furnished the same Confidential Information to the Executive in the first instance. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Executive; provided that, such disclosure is through no direct or indirect fault of the Executive or person(s) acting on the Executive's behalf.

(b) <u>Company Creation and Use of Confidential Information</u>.

The Executive understands and acknowledges that the Company has invested, and continues to invest, substantial time, money and specialized knowledge into developing its resources, creating a customer base, generating customer and potential customer lists, training its employees, and improving its offerings in the field of Infrastructure Development. The Executive understands and acknowledges that as a result of these efforts, the Company has created, and continues to use and create Confidential Information. This Confidential Information provides the Company with a competitive advantage over others in the marketplace.

(c) <u>Disclosure and Use Restrictions</u>.

The Executive agrees and covenants: (i) to treat all Confidential Information as strictly confidential; (ii) not to directly or indirectly disclose, publish, communicate or make available Confidential Information, or allow it to be disclosed, published, communicated or made available, in whole or part, to any entity or person whatsoever (including other employees of the Company [Group]) not having a need to know and authority to know and use the Confidential

Information in connection with the business of the Company and, in any event, not to anyone outside of the direct employ of the Company except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent); and (iii) not to access or use any Confidential Information, and not to copy any documents, records, files, media or other resources containing any Confidential Information, or remove any such documents, records, files, media or other resources from the premises or control of the Company, except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent). Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Executive understands and acknowledges that ~~her~~ his obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon the Executive first having access to such Confidential Information (whether before or after she begins employment by the Company) and shall continue during and after her employment by the Company until such time as such Confidential Information has become public knowledge other than as a result of the Executive's breach of this Agreement or breach by those acting in concert with the Executive or on the Executive's behalf.]

8. Restrictive Covenants.

8.1 Acknowledgment. The Executive understands that the nature of the Executive's position gives ~~her~~ him access to and knowledge of Confidential Information and places [him/~~her~~] in a position of trust and confidence with the Company. The Executive understands and acknowledges that the intellectual or artistic or executive services she provides to the Company are unique, special or extraordinary.

The Executive further understands and acknowledges that the Company's ability to reserve these for the exclusive knowledge and use of the Company is of great competitive importance and commercial value to the Company, and that improper use or disclosure by the Executive is likely to result in unfair or unlawful competitive activity.

Nothing herein shall prohibit the Executive from purchasing or owning less than ~~five~~ TEN percent ~~(5%)~~ 10% of the publicly traded securities of any corporation, provided that such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation.

This **Section 8** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

9. Non-disparagement. The Executive agrees and covenants that she HE will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Company or its businesses, or any of its employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties.

This **Section 9** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Company agrees and covenants that it shall cause its officers and directors to refrain from making any defamatory or disparaging remarks, comments or statements concerning the Executive to any third parties.

10. Arbitration. Any dispute, controversy or claim arising out of or related to this Agreement or any breach of this Agreement shall be submitted to and decided by binding arbitration. Arbitration shall be administered exclusively by the American Arbitration Association and shall be conducted consistent with the rules, regulations and requirements thereof as well as any requirements imposed by state law. Any arbitral award determination shall be final and binding upon the Parties.

11. Proprietary Rights.

11.1 Work Product. The Executive acknowledges and agrees that all writings, works of authorship, technology, inventions, discoveries, ideas and other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived or reduced to practice by the Executive individually or jointly with others during the period of [his/her] employment by the Company and relating in any way to the business or contemplated business, research or development of the Company (regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) and all printed, physical and electronic copies, all improvements, rights and claims related to the foregoing, and other tangible embodiments thereof (collectively, "**Work Product**"), as well as any and all rights in and to copyrights, trade secrets, trademarks (and related goodwill), [mask works,] patents and other intellectual property rights therein arising in any jurisdiction throughout the world and all related rights of priority under international conventions with respect thereto, including all pending and future applications and registrations therefor, and continuations, divisions, continuations-in-part, reissues, extensions and renewals thereof (collectively, "**Intellectual Property Rights**"), shall be the sole and exclusive property of the Company.

12. <u>Further Assurances; Power of Attorney</u>. During and after her employment, the Executive agrees to reasonably cooperate with the Company to (a) apply for, obtain, perfect and transfer to the Company the Work Product as well as an Intellectual Property Right in the Work Product in any jurisdiction in the world; and (b) maintain, protect and enforce the same, including, without limitation, executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments and other documents and instruments as shall be requested by the Company. The Executive hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on the Executive's behalf in [his/her] name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, issuance, prosecution and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if the Executive does not promptly cooperate with the Company's request (without limiting the rights the Company shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be affected by the Executive's subsequent incapacity.

13. <u>Governing Law; Jurisdiction and Venue</u>. This Agreement, for all purposes, shall be construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in the Commonwealth of Pennsylvania, County of York. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

14. <u>Entire Agreement</u>. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

15. <u>Modification and Waiver</u>. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and by the Chairman of the Board of Directors of the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power or privilege hereunder operate as a

waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

16. Severability. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by law.

The parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had not been set forth herein.

17. Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

18. Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

19. Successors and Assigns. This Agreement is personal to the Executive and shall not be assigned by the Executive. Any purported assignment by the Executive shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company. ~~This Agreement shall inure to the benefit of the Company and permitted successors and assigns.~~ IF THERE IS A MATERIAL 50% OR MORE CHANGE IN CONTROL, THE EXECUTIVE CAN TERMINATE HIS AGREEMENT AND RECEIVE ALL COMPENSATION AND STOCK OWED.

Notice. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses as specified by the parties from time to time.

20. Representations of the Executive. The Executive represents and warrants to the Company that:

20.1 The Executive's acceptance of employment with the Company and the performance of her duties hereunder will not conflict with or result in a violation of, a breach of, or a default under any contract, agreement or understanding to which she is a party or is otherwise bound.

20.2 The Executive's acceptance of employment with the Company and the performance of [his/~~her~~] duties hereunder will not violate any non-solicitation, non-competition or other similar covenant or agreement of a prior employer.

21. Withholding. The Company shall have the right to withhold from any amount payable hereunder any Federal, state and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

22. Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

23. Acknowledgment of Full Understanding. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT ~~SHE~~ HE HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF HER CHOICE BEFORE SIGNING THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Ameri Metro, Inc.

By [signature]



Name: ~~James Becker~~ SHAH MATHIAS

Title: President NONE BOARD Member

EXECUTIVE

Signature: ____________________

Print Name: ~~Harold Hatchett~~

J. HAROLD HATCHETT, III

Employment Agreement

This Employment Agreement (the "**Agreement**") is made and entered into as of April 21, 2014, by and between **DEBRA ANN MATHIAS** (the "**Executive**") and **AMERI METRO, INC.**, a Delaware Corporation (the "**Company**").

WHEREAS, the Company desires to employ the Executive on the terms and conditions set forth herein: and

WHEREAS, the Executive desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants, promises and obligations set forth herein, the parties agree as follows:

1. Term. The Executive's employment hereunder shall be effective as of the date of this Agreement (the "**April 21, 2014**") and shall continue until the third anniversary thereof, unless terminated earlier pursuant to Section 5 of this Agreement[; provided that, on such third anniversary of the Effective Date and each annual anniversary thereafter, the Agreement shall be deemed to be automatically extended, upon the same terms and conditions, for successive periods of one year, unless either party provides written notice of its intention not to extend the term of the Agreement at least 90 days prior to the applicable Renewal Date. The period during which the Executive is employed by the Company hereunder is hereinafter referred to as the "**Employment Term**".

2. Position and Duties.

    2.1 Position. During the Employment Term, the Executive shall serve as the Chief executive Officer (CEO) of the Company, reporting to the Board of Directors. In such position, the Executive shall have such duties, authority and responsibility as shall be determined from time to time by the Board of Directors, which duties, authority and responsibility are consistent with the Executive's position. The Executive shall, if requested, also serve as a member of the Board of Directors of the Company (the "**Board**") or as an officer or director of any affiliate of the Company for no additional compensation.

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2.2 <u>Duties</u>. During the Employment Term, the Executive shall devote substantially all of her business time and attention to the performance of the Executive's duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without the prior written consent of the Board. Notwithstanding the foregoing, the Executive will be permitted to (a) with the prior written consent of the Board, which consent can be withheld by the Board in its discretion, act or serve as a director, trustee, committee member or principal of any type of business, civic or charitable organization as long as such activities are disclosed in writing to the Company's Compliance Officer in accordance with the Company's Conflict of Interest Policy, and (b) purchase or own less than five percent (5%) of the publicly traded securities of any corporation; provided that, such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation; provided further that, the activities described in clauses (a) and (b) do not interfere with the performance of the Executive's duties and responsibilities to the Company as provided hereunder, including, but not limited to, the obligations set forth in **Section 2** hereof.

3. <u>Place of Performance</u>. The principal place of Executive's employment shall be [the Company's principal executive office] currently located in York, Pennsylvania, provided that, the Executive may be required to travel on Company business during the Employment Term.

4. <u>Compensation</u>.

4.1 <u>Base Salary</u>. The Company shall pay the Executive an annual rate of base salary of $1,200,000.00 in periodic installments in accordance with the Company's customary payroll practices, but no less frequently than monthly. The Executive's base salary shall be reviewed at least annually by the Board and the Board may, but shall not be required to, increase the base salary during the Employment Term. However, the Executive's base salary may not be decreased during the Employment Term [other than as part of an across-the-board salary reduction that applies in the same manner to all senior executives.

4.2 <u>Annual Bonus</u>.

For each fiscal year of the Employment Term, the Executive shall be eligible to receive an annual bonus (the "**Annual Bonus**"). However, the decision to provide any Annual Bonus and the amount and terms of any Annual Bonus shall be in the sole and absolute discretion of the Compensation Committee of the Board (the "**Compensation Committee**").

(a) The Annual Bonus, if any, will be paid within two and a half (2 1/2) months after the end of the applicable fiscal year.

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(b)   Except as otherwise provided in **Section 5.** [(i) the Annual Bonus will be subject to the terms of the Company annual bonus plan under which it is granted and (ii) in order to be eligible to receive an Annual Bonus, the Executive must be employed by the Company on the last day of the applicable fiscal year that Annual Bonuses are paid].

4.3   Fringe Benefits and Perquisites. During the Employment Term, the Executive shall be entitled to fringe benefits and perquisites consistent with the practices of the Company, and to the extent the Company provides similar benefits or perquisites (or both) to similarly situated executives of the Company.

4.4   Employee Benefits. During the Employment Term, the Executive shall be entitled to participate in all employee benefit plans, practices and programs maintained by the Company, as in effect from time to time (collectively, **"Employee Benefit Plans"**), on a basis which is no less favorable than is provided to other similarly situated executives of the Company, to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or cancel any Employee Benefit Plans at any time in its sole discretion, subject to the terms of such Employee Benefit Plan and applicable law.

4.5   Vacation; Paid Time-off. During the Employment Term, the Executive will be entitled to paid vacation on a basis that is at least as favorable as that provided to other similarly situated executives of the Company. The Executive shall receive other paid time-off in accordance with the Company's policies for executive officers as such policies may exist from time to time.

4.6   Business Expenses. The Executive shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment and travel expenses incurred by the Executive in connection with the performance of the Executive's duties hereunder in accordance with the Company's expense reimbursement policies and procedures.

4.7   Indemnification.

(a)   In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a **"Proceeding"**), other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its affiliates with respect to this Agreement or the Executive's employment hereunder, by reason of the fact that the Executive is or was a director or officer of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, the Executive shall be indemnified and held harmless by the Company [to the fullest extent applicable to any other officer or director of the Company/to the maximum extent permitted under applicable law and the

Company's bylaws] from and against any liabilities, costs, claims and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys' fees). Costs and expenses incurred by the Executive in defense of such Proceeding (including attorneys' fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.

(b) During the Employment Term and for a period of six (6) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors' and officers' liability insurance providing coverage to the Executive on terms that are no less favorable than the coverage provided to other directors and similarly situated executives of the Company.

4.8 [Clawback Provisions. Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based compensation, or any other compensation, paid to the Executive pursuant to this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

5. Termination of Employment. The Employment Term and the Executive's employment hereunder may be terminated by either the Company or the Executive at any time and for any reason; provided that, unless otherwise provided herein, either party shall be required to give the other party at least Sixty (60) days advance written notice of any termination of the Executive's employment. Upon termination of the Executive's employment during the Employment Term, the Executive shall be entitled to the compensation and benefits described in this **Section 5** and shall have no further rights to any compensation or any other benefits from the Company or any of its affiliates.

5.1 Expiration of the Term.

(a) The Executive's employment hereunder may be terminated upon either party's failure to renew the Agreement in accordance with **Section 1**, by the Company for Cause or by the Executive without Good Reason. If the Executive's employment is terminated upon either party's failure to renew the Agreement, the Executive shall be entitled to receive:

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(i) any accrued but unpaid Base Salary and accrued but unused vacation which shall be paid on the Termination Date (as defined below)/within one (1) week following the Termination Date (as defined below)/on the pay date immediately following the Termination Date (as defined below) in accordance with the Company's customary payroll procedures;

(ii) any earned but unpaid Annual Bonus with respect to any completed fiscal year immediately preceding the Termination Date, which shall be paid on the otherwise applicable payment date except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement; provided that, if the Executive's employment is terminated by the Company for Cause, then any such accrued but unpaid Annual Bonus shall be forfeited;

(iii) reimbursement for unreimbursed business expenses properly incurred by the Executive, which shall be subject to and paid in accordance with the Company's expense reimbursement policy; and

(iv) such employee benefits (including equity compensation), if any, to which the Executive may be entitled under the Company's employee benefit plans as of the Termination Date; provided that, in no event shall the Executive be entitled to any payments in the nature of severance or termination payments except as specifically provided herein.

Items 5.1(a)(i) through 5.1(a)(iv) are referred to herein collectively as the "**Accrued Amounts**".

(b) For purposes of this Agreement, "**Cause**" shall mean:

(i) the Executive's failure to perform her duties (other than any such failure resulting from incapacity due to physical or mental illness);

(ii) the Executive's willful failure to comply with any valid and legal directive of the Board of Directors;

(iii) the Executive's willful engagement in dishonesty, illegal conduct or gross misconduct, which is, in each case, materially injurious to the Company or its affiliates;

(iv) the Executive's embezzlement, misappropriation or fraud, whether or not related to the Executive's employment with the Company;

    (v) the Executive's conviction of or plea of guilty or *nolo contendere* to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, materially impairs the Executive's ability to perform services for the Company or results in material, reputational or financial harm to the Company or its affiliates:

    (vi) the Executive's violation of a material policy of the Company:

    (vii) the Executive's willful unauthorized disclosure of Confidential Information (as defined below):

    (viii) the Executive's material breach of any material obligation under this Agreement or any other written agreement between the Executive and the Company;

    (ix) any material failure by the Executive to comply with the Company's written policies or rules, as they may be in effect from time to time during the Employment Term, if such failure causes material, reputational or financial harm to the Company.

For purposes of this provision, no act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

    (c) For purposes of this Agreement, "**Good Reason**" shall mean the occurrence of any of the following, in each case during the Employment Term without the Executive's written consent:

    (i) a material reduction in the Executive's Base Salary other than a general reduction in Base Salary that affects all similarly situated executives in substantially the same proportions:

    (ii) a material reduction in the Executive's Target Bonus opportunity:

    (iii) any material breach by the Company of any material provision of this Agreement [or any material provision of any other agreement between the Executive and the Company:

(iv) the Company's failure to obtain an agreement from any successor to the Company to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no succession had taken place, except where such assumption occurs by operation of law;

(v) a material, adverse change in the Executive's title, authority, duties or responsibilities (other than temporarily while the Executive is physically or mentally incapacitated or as required by applicable law) taking into account the Company's size, status as a public company and capitalization as of the date of this Agreement.

The Executive cannot terminate her employment for Good Reason unless she has provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within thirty (30) days of the initial existence of such grounds and the Company has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If the Executive does not terminate her employment for Good Reason within thirty (30) days after the first occurrence of the applicable grounds, then the Executive will be deemed to have waived her right to terminate for Good Reason with respect to such grounds.

5.2 Death or Disability.

(a) The Executive's employment hereunder shall terminate automatically upon the Executive's death during the Employment Term, and the Company may terminate the Executive's employment on account of the Executive's Disability.

(b) If the Executive's employment is terminated during the Employment Term on account of the Executive's death or Disability, the Executive (or the Executive's estate and/or beneficiaries, as the case may be) shall be entitled to receive the following:

(i) the Accrued Amounts; and
a lump sum payment equal to the Annual Bonus, if any, that the Executive would have earned for the fiscal year in which the Termination Date occurs based on the achievement of applicable performance goals for such year, which shall be payable on the date that annual bonuses are paid to the Company's similarly situated executives, but in no event later than two-and-a-half (2 1/2) months following the end of the [calendar/fiscal] year in which the Termination Date occurs.

(c) For purposes of this Agreement, Disability shall mean the Executive's inability, due to physical or mental incapacity, to substantially perform her duties and

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responsibilities under this Agreement for one hundred eighty (180) days out of any three hundred sixty-five (365) day period or one hundred twenty (120) consecutive days.

5.3   Notice of Termination. Any termination of the Executive's employment hereunder by the Company or by the Executive during the Employment Term (other than termination pursuant to Section 5.3(a) on account of the Executive's death) shall be communicated by written notice of termination ("**Notice of Termination**") to the other party hereto in accordance with **Section 0**. The Notice of Termination shall specify:

(a)   The termination provision of this Agreement relied upon;

(b)   To the extent applicable, the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated; and

(c)   The applicable Termination Date.

5.4   Termination Date. The Executive's Termination Date shall be:

(a)   If the Executive's employment hereunder terminates on account of the Executive's death, the date of the Executive's death;

(b)   If the Executive's employment hereunder is terminated on account of the Executive's Disability, the date that it is determined that the Executive has a Disability;

(c)   If the Company terminates the Executive's employment hereunder for Cause, the date the Notice of Termination is delivered to the Executive;

(d)   If the Company terminates the Executive's employment hereunder without Cause, the date specified in the Notice of Termination, which shall be no less than fourteen (14) days following the date on which the Notice of Termination is delivered; provided that, the Company shall have the option to provide the Executive with a lump sum payment equal to fourteen (14) days' Base Salary in lieu of such notice, which shall be paid in a lump sum on the Executive's Termination Date and for all purposes of this Agreement, the Executive's Termination Date shall be the date on which such Notice of Termination is delivered;

(e)   If the Executive terminates her employment hereunder with or without Good Reason, the date specified in the Executive's Notice of Termination, which shall be no less than thirty (30) days following the date on which the Notice of Termination is delivered; provided that, the Company may waive all or any part of the thirty (30) day notice period for no consideration by giving written notice to the Executive and for all purposes of this Agreement, the Executive's Termination Date shall be the date determined by the Company; and

(f) If the Executive's employment hereunder terminates because either party provides notice of non-renewal pursuant to **Section 1**, the Renewal Date immediately following the date on which the applicable party delivers notice of non-renewal.

Notwithstanding anything contained herein, the Termination Date shall not occur until the date on which the Executive incurs a "separation from service" within the meaning of Section 409A.

5.5 Resignation of All Other Positions. Upon termination of the Executive's employment hereunder for any reason, the Executive shall be deemed to have resigned from all positions that the Executive holds as an officer or member of the board of directors (or a committee thereof) of the Company or any of its affiliates.

(a) All calculations and determinations under this Section 5.9 shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the **"Tax Counsel"**) whose determinations shall be conclusive and binding on the Company and the Executive for all purposes. For purposes of making the calculations and determinations required by this Section 5.9, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and the Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section 5.9. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

6. Cooperation. The parties agree that certain matters in which the Executive will be involved during the Employment Term may necessitate the Executive's cooperation in the future. Accordingly, following the termination of the Executive's employment for any reason, to the extent reasonably requested by the Board, the Executive shall cooperate with the Company in connection with matters arising out of the Executive's service to the Company; provided that, the Company shall make reasonable efforts to minimize disruption of the Executive's other activities. The Company shall reimburse the Executive for reasonable expenses incurred in connection with such cooperation and, to the extent that the Executive is required to spend substantial time on such matters, the Company shall compensate the Executive at an hourly rate [based on the Executive's Base Salary on the Termination Date.

7. Confidential Information. The Executive understands and acknowledges that during the Employment Term, she will have access to and learn about Confidential Information, as defined below.

7.1 Confidential Information Defined.

(a) Definition.

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For purposes of this Agreement, "**Confidential Information**" includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic or any other form or medium.

The Executive understands that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used.

The Executive understands and agrees that Confidential Information includes information developed by her in the course of her employment by the Company as if the Company furnished the same Confidential Information to the Executive in the first instance. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Executive; provided that, such disclosure is through no direct or indirect fault of the Executive or person(s) acting on the Executive's behalf.

(b) Company Creation and Use of Confidential Information.

The Executive understands and acknowledges that the Company has invested, and continues to invest, substantial time, money and specialized knowledge into developing its resources, creating a customer base, generating customer and potential customer lists, training its employees, and improving its offerings in the field of Infrastructure Development. The Executive understands and acknowledges that as a result of these efforts, the Company has created, and continues to use and create Confidential Information. This Confidential Information provides the Company with a competitive advantage over others in the marketplace.

(c) Disclosure and Use Restrictions.

The Executive agrees and covenants: (i) to treat all Confidential Information as strictly confidential; (ii) not to directly or indirectly disclose, publish, communicate or make available Confidential Information, or allow it to be disclosed, published, communicated or made available, in whole or part, to any entity or person whatsoever (including other employees of the Company [Group]) not having a need to know and authority to know and use the Confidential Information in connection with the business of the Company and, in any event, not to anyone outside of the direct employ of the Company except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the Compliance Officer acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent); and (iii) not to access or use any Confidential Information, and not to copy any documents, records, files, media or other resources containing any Confidential Information, or remove any such documents, records, files, media or other resources from the premises or control of the Company, except as required in the performance of the Executive's authorized employment duties to the Company or with the prior consent of the Compliance Officer

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acting on behalf of the Company in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent). Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Executive understands and acknowledges that her obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon the Executive first having access to such Confidential Information (whether before or after she begins employment by the Company) and shall continue during and after her employment by the Company until such time as such Confidential Information has become public knowledge other than as a result of the Executive's breach of this Agreement or breach by those acting in concert with the Executive or on the Executive's behalf.]

8. Restrictive Covenants.

8.1 Acknowledgement. The Executive understands that the nature of the Executive's position gives her access to and knowledge of Confidential Information and places [him/her] in a position of trust and confidence with the Company. The Executive understands and acknowledges that the intellectual or artistic or executive services she provides to the Company are unique, special or extraordinary.

The Executive further understands and acknowledges that the Company's ability to reserve these for the exclusive knowledge and use of the Company is of great competitive importance and commercial value to the Company, and that improper use or disclosure by the Executive is likely to result in unfair or unlawful competitive activity.

Nothing herein shall prohibit the Executive from purchasing or owning less than five percent (5%) of the publicly traded securities of any corporation, provided that such ownership represents a passive investment and that the Executive is not a controlling person of, or a member of a group that controls, such corporation.

This **Section 8** does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

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9. Non-disparagement. The Executive agrees and covenants that she will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Company or its businesses, or any of its employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties.

This Section 9 does not, in any way, restrict or impede the Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. The Executive shall promptly provide written notice of any such order to the Compliance Officer.

The Company agrees and covenants that it shall cause its officers and directors to refrain from making any defamatory or disparaging remarks, comments or statements concerning the Executive to any third parties.

10. Arbitration. Any dispute, controversy or claim arising out of or related to this Agreement or any breach of this Agreement shall be submitted to and decided by binding arbitration. Arbitration shall be administered exclusively by the American Arbitration Association and shall be conducted consistent with the rules, regulations and requirements thereof as well as any requirements imposed by state law. Any arbitral award determination shall be final and binding upon the Parties.

11. Proprietary Rights.

11.1 Work Product. The Executive acknowledges and agrees that all writings, works of authorship, technology, inventions, discoveries, ideas and other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived or reduced to practice by the Executive individually or jointly with others during the period of [his/her] employment by the Company and relating in any way to the business or contemplated business, research or development of the Company (regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) and all printed, physical and electronic copies, all improvements, rights and claims related to the foregoing, and other tangible embodiments thereof (collectively, "Work Product"), as well as any and all rights in and to copyrights, trade secrets, trademarks (and related goodwill), [mask works,] patents and other intellectual property rights therein arising in any jurisdiction throughout the world and all related rights of priority under international conventions with respect thereto, including all pending and future applications and registrations therefor, and continuations, divisions, continuations-in-part, reissues, extensions and renewals thereof (collectively, "Intellectual Property Rights"), shall be the sole and exclusive property of the Company.

12. Further Assurances: Power of Attorney. During and after her employment, the Executive agrees to reasonably cooperate with the Company to (a) apply for, obtain, perfect and transfer to the Company the Work Product as well as an Intellectual Property Right in the Work Product in any jurisdiction in the world; and (b) maintain, protect and enforce the same, including, without limitation, executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments and other documents and instruments as shall be requested by the Company. The Executive hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on the Executive's behalf in [his/her] name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, issuance, prosecution and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if the Executive does not promptly cooperate with the Company's request (without limiting the rights the Company shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be affected by the Executive's subsequent incapacity.

13. Governing Law: Jurisdiction and Venue. This Agreement, for all purposes, shall be construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in the Commonwealth of Pennsylvania, County of York. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

14. Entire Agreement. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

15. Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Executive and by the Chairman of the Board of Directors of the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

16. Severability. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall

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be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by law.

The parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had not been set forth herein.

17. Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

18. Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

19. Successors and Assigns. This Agreement is personal to the Executive and shall not be assigned by the Executive. Any purported assignment by the Executive shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

Notice. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses as specified by the parties from time to time.

20. Representations of the Executive. The Executive represents and warrants to the Company that:

20.1 The Executive's acceptance of employment with the Company and the performance of her duties hereunder will not conflict with or result in a violation of, a breach of, or a default under any contract, agreement or understanding to which she is a party or is otherwise bound.

20.2 The Executive's acceptance of employment with the Company and the performance of [his/her] duties hereunder will not violate any non-solicitation, non-competition or other similar covenant or agreement of a prior employer.

21. Withholding. The Company shall have the right to withhold from any amount payable hereunder any Federal, state and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

22. Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

23. Acknowledgment of Full Understanding. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. THE EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF HER CHOICE BEFORE SIGNING THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Ameri Metro, Inc.

By ____________

Name: Robert W. Holmes
Title: President

EXECUTIVE

Signature: Debra Mathias

Print Name: Debra Ann Mathias

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